Exhibit 99.4

Execution Copy

MANITOBA TELECOM SERVICES INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

In respect of Unsecured and Unsubordinated Medium Term Notes

Dated as of August 10, 2011

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TABLE OF CONTENTS

ARTICLE 1
RECITALS OF THE COMPANY

ARTICLE 2
INTERPRETATION

ARTICLE 3
FORM OF NOTES

Section 3.1	Form of Notes Generally	12

ARTICLE 4
THE NOTES

( i )

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ARTICLE 5
DEPOSITORY SYSTEM

ARTICLE 6
REDEMPTION AND PURCHASE OF NOTES

ARTICLE 7
COVENANTS

ARTICLE 8
DEFAULT

( ii )

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Section 8.9	Rights and Remedies Cumulative	40
Section 8.10	Delay or Omission Not Waiver	40
Section 8.11	Control by Noteholders	40
Section 8.12	Waiver of Past Defaults	41
Section 8.13	Undertaking for Costs	41

ARTICLE 9
SATISFACTION AND DISCHARGE

Section 9.1	Satisfaction and Discharge of Indenture	41
Section 9.2	Application of Trust Funds	42
Section 9.3	Defeasance	43

ARTICLE 10
CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

Section 10.1	Company May Consolidate, etc., only on Certain Terms	45
Section 10.2	Status of Successor Entity	46

ARTICLE 11
MEETINGS OF HOLDERS OF NOTES

ARTICLE 12
NOTICES

Section 12.1	Notices to Company	53
Section 12.2	Notices to Noteholders	53
Section 12.3	Notice to Trustee	54
Section 12.4	When Publication Not Required	54
Section 12.5	Mail Service Interruption	54
Section 12.6	Waiver of Notice	54

ARTICLE 13
THE TRUSTEE

( iii )

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ARTICLE 14
SUPPLEMENTAL INDENTURES

Section 14.1	Execution of Supplemental Indentures	61
Section 14.2	Correction of Manifest Errors	63
Section 14.3	Rights of Trustee Upon Execution of Supplemental Indentures	63
Section 14.4	Effect of Supplemental Indentures	63
Section 14.5	Reference in Notes to Supplemental Indentures	63

ARTICLE 15
IMMUNITY OF OFFICERS, DIRECTORS, SHAREHOLDERS AND EMPLOYEES

Section 15.1	Immunity of Officers, Directors, Shareholders, and Employees	64

ARTICLE 16
EXECUTION AND FORMAL DATE

Section 16.1	Counterparts	64
Section 16.2	Formal Date	64

ADDENDA

SCHEDULE “A“ FORM OF MEDIUM TERM NOTE

( iv )

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THIS INDENTURE dated as of the 10th day of August, 2011.

BETWEEN:

MANITOBA TELECOM SERVICES INC.,

a body corporate continued under The Corporations Act (Manitoba) having its registered office in the City of Winnipeg, in the Province of Manitoba

(herein called the “Company”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

a company incorporated and existing under the laws of Canada duly authorized to carry on the business of a trust company

(herein called the “Trustee”).

ARTICLE 1
RECITALS OF THE COMPANY

WHEREAS the Company wishes to create and issue Notes from time to time in the manner provided for in this Indenture;

AND WHEREAS the Company, under the laws relating thereto, is duly authorized to create and issue the Notes to be issued as herein provided;

AND WHEREAS all necessary resolutions of the directors of the Company have been duly passed and other proceedings taken and conditions satisfied to make the creation and issue of the Notes proposed to be issued hereunder and this Indenture and the execution thereof legal, valid and binding on the Company in accordance with the laws relating to the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee.

NOW THEREFORE THIS INDENTURE WITNESSETH:

It is mutually covenanted, declared and agreed as follows:

ARTICLE 2
INTERPRETATION

Section 2.1	Definitions

For the purposes of this Indenture, including the recitals hereto, except as otherwise expressly provided or unless the context otherwise requires, the following terms shall have the following meanings:

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“Affiliate” of any specified Person means any other Person which, directly or indirectly through one or more Persons, Controls, is Controlled by, or is under common Control with, such Person.

“Authorized Investments” means short term interest bearing or discount debt obligations that are direct obligations of Canada or an agency or instrumentality of Canada, a Province of Canada or a chartered bank (which may include a Trustee Affiliate or related party of the Trustee), provided that such obligation is rated, as applicable, in at least one of the three highest sub-categories of short-term debt of R1 (high), R1 (mid) or R1(low) by DBRS or an equivalent rating by S&P, respectively, or their successors.

“Authorized Newspaper” means a newspaper, in an official language of the place of publication or in the English language, customarily published on each day that is a business day in the place of publication, whether or not published on days that are not business days in the place of publication, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and, in each case, on any day that is a business day in the place of publication.

“Beneficial Owner” means any Person holding a beneficial interest in the Notes issued in Book-Entry Only Form.

“Board” means the board of directors of the Company as constituted from time to time.

“Book-Entry Only Form” means Notes of a particular Series which, in accordance with the Terms applicable to such Notes, are to be held only by or on behalf of the Depository in accordance with the Depository System.

“Branch Note Register” has the meaning specified in Section 4.9.

“Branch Registrar” means the Trustee or a Person other than the Trustee designated by the Company with the consent of the Trustee to keep a Branch Note Register.

“Business Day” means any day other than Saturday, Sunday or a day on which banks and/or the Trustee are authorized or required by law or regulation to be closed for the entire day in the City of Winnipeg, in the Province of Manitoba or in the City of Calgary, in the Province of Alberta, or in the City of Toronto, in the Province of Ontario, or at the applicable Place of Payment or Place of Registration if other than these cities.

“Central Note Register” has the meaning specified in Section 4.9.

“Certified Resolution” means a copy of a resolution, certificate or other instrument certified by the Secretary or an Assistant Secretary of the Company or by another

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Officer of the Company as having been duly adopted by the Directors or an Officer and in full force and effect on the date of such certification.

“Company” means Manitoba Telecom Services Inc. and its successors and assigns.

“Company Indebtedness” means and includes, without duplication, all items of indebtedness of the Company and the Subsidiaries determined on a consolidated basis, which, in accordance with GAAP, would be included in determining total liabilities as at the date as of which Company Indebtedness is to be determined, excluding, for greater certainty, preferred shares, trade payables, advance billings, all lease obligations (including finance lease obligations), employee benefits, accrued interest and indebtedness of the Subsidiaries to the Company, but in any event including:

(a)	financial obligations secured by any Encumbrance (including any Purchase Money Mortgage), whether or not the obligations secured thereby shall have been assumed; and
(b)

guarantees, endorsements (other than endorsements for collection in the ordinary course of business) and other contingent obligations in respect of, or any obligations to purchase or otherwise acquire or service, obligations of others.

“Company Request” and “Company Order” mean, respectively, a written request or order after having been signed in the name of the Company by an Officer.

“Consolidated Net Tangible Assets” shall mean, with respect to the Company and its Subsidiaries, the consolidated total assets of the Company and its Subsidiaries as reflected in the most recent consolidated statement of financial position of the Company preceding the date of determination prepared in accordance with GAAP consistently applied, less a) current liabilities, excluding the amount of those current liabilities which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and all lease obligations, and b) goodwill, trade names, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

“Control”, “Controlled” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Securities, by contract or otherwise, to direct the management and policies of the other of such Persons, and includes, in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of Securities of such corporation carrying more than 50% of the votes that may be cast to elect the directors of such corporation (other than Securities held as collateral for a bona fide debt where the holder thereof is not entitled to exercise the voting rights attached thereto), provided that such votes, if exercised, are sufficient to elect a majority of the directors of such corporation.

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“Counsel” means legal counsel retained or employed by the Company and duly qualified to practice law in the relevant jurisdiction.

“Current Debt” means all Debt other than Funded Obligations.

“Debt” means all indebtedness issued, assumed or guaranteed for borrowed money or for the deferred purchase price of property.

“deemed year” has the meaning specified in Section 4.11.

“Defeasance Option” has the meaning specified in Section 9.3.

“Definitive Notes” means Notes in definitive form.

“Depository” means, initially, CDS Clearing and Depository Services Inc., or such other Person recognized as a “clearing agency” pursuant to applicable securities laws, as is designated in writing by the Company and acceptable to the Trustee to act as depository in respect of any Notes issued in Book-Entry Only Form.

“Depository System” means the book-entry only system that is administered by the Depository.

“Directors” means either the Board or any member thereof or any duly authorized committee of the Board or any member thereof.

“Encumbrance” includes a mortgage, charge, hypothec, security interest, pledge, assignment, lien or privilege, floating charge or other encumbrance, including any sale and repurchase or sale and leaseback arrangement or any other arrangement of similar effect.

“Event of Default” has the meaning specified in Section 8.1.

“Extraordinary Resolution” means any Noteholders' Resolution which is proposed to be passed as an Extraordinary Resolution and is (a) signed by or for the Holders of not less than sixty-six and two-thirds percent (66 2/3%) of the aggregate principal amount of the Outstanding Notes (or Outstanding Notes of a particular Series, as applicable); or (b) adopted by the favorable votes of the Holders of not less than sixty-six and two-thirds percent (66 2/3%) of the aggregate principal amount of the Outstanding Notes (or Outstanding Notes of a particular Series, as applicable) represented in person or by proxy and voted thereon at a meeting of the Holders of Notes duly called and held pursuant to the provisions of Article 11.

“Funded Obligations” means all Company Indebtedness that is not payable on demand and that matures by its terms, or which the Company or any of its Subsidiaries, as the case may be, has the right at its option to renew or extend to a date which is more than 12 months after the date of its original creation, assumption or guarantee;

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“GAAP” means the generally accepted accounting principles issued by the Canadian Institute of Chartered Accountants, or any successor institute, as in effect at the date on which a calculation is made or required to be made hereunder, which as at the date of this Indenture, is International Financial Reporting Standards, as these may be in effect from time to time.

“Global Note” means a Note representing all or a part of any Series of Notes that is issued to and registered in the name of the Depository for such Series, or its nominee.

“Holder” or “Noteholder” means the Person in whose name a Note is registered in the Central Note Register.

“Interest Payment Date” when used with respect to a Note, means the Stated Maturity of an instalment of interest on the Note.

“Maturity” or “Maturity Date” when used with respect to any Note means the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Note” or “Notes” means any medium term note or medium term notes of the Company, as the case may be, issued, authenticated and delivered pursuant to this Indenture and substantially in the form set forth in Article 3.

“Note Registers” has the meaning specified in Section 4.9.

“Noteholders' Resolution” has the meaning specified in Section 11.9.

“Notice of Default” means a written notice of default to the Company given by the Trustee as contemplated by Section 8.1 specifying the nature of the default and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder.

“Officer” means, unless otherwise provided for in this Indenture, the chair of the Board, the president, the chief executive officer, the executive vice-president finance and chief financial officer, the treasurer, the corporate secretary and, whenever duly authorized, any other officer or employee, of the Company.

“Officer's Certificate” means a certificate signed by an Officer.

“Outstanding”, when used with respect to Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(a)	Notes theretofore cancelled by the Trustee or delivered to the related Registrar or the Paying Agent for cancellation;

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(b)

Notes for whose payment, redemption or purchase for cancellation money in the necessary amount has theretofore been deposited in trust with the Trustee or any Paying Agent (other than the Company) or held in trust by the Company (if the Company shall act as a Paying Agent) for Holders of such Notes; provided that if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(c)	Notes, except to the extent provided in Section 9.3, with respect to which the Company has effected defeasance;
(d)

Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Company; and

(e)	Notes which have been partially redeemed, in which case such Notes shall be deemed to be outstanding only to the extent of the unredeemed part of the principal amount thereof;

provided, however, that for the purpose of determining,

(a)

if the Holders of the requisite principal amount of Outstanding Notes have given or taken, or constitute a quorum for any meeting of Holders of Notes authorizing the giving or taking of, any request, demand, authorization, direction, notice, consent, waiver or other action hereunder, or

(b)	if a Holder of Outstanding Notes is entitled to vote at such meeting,

Notes owned by the Company or any Affiliate or Subsidiary of the Company shall be deemed not to be Outstanding. In determining whether the Trustee shall be protected in relying upon any such determination, only Notes which the Trustee knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Company or any Affiliate or Subsidiary of the Company.

“Participant” means a participant in the Depository System.

“Participants List” has the meaning specified in Section 5.4.

“Paying Agent” means any Person, which may be the Company, the Trustee or the Registrar, designated by the Company to pay the principal of, premium (if any) and interest on any Notes on behalf of the Company.

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“Person” means any individual, partnership limited partnership, limited liability partnership, limited or unlimited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, foundation, trust, trustee, executor, administrator or other legal personal representative or government or any agency or political subdivision thereof.

“Place of Payment” means, in relation to Notes of a particular Series, the address where the principal of, premium (if any) and interest on such Notes are payable to the Person entitled thereto as such address shall appear on the Central Note Register.

“Places of Registration” means and includes, subject to the provisions of Section 7.2, the principal office of the Registrar and the Branch Registrar(s), if any, in such city or cities as the Company may determine, and any other office or agency appointed by the Company pursuant to Section 7.2.

“Predecessor Notes” of any particular Note means every previous Note evidencing all or a portion of the same Debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 4.10 in lieu of a lost, destroyed or stolen Note shall be deemed to evidence the same Debt as the lost, destroyed or stolen Note.

“Proceeding” has the meaning specified in Section 8.1.

“Purchase Money Mortgage” means any Encumbrance created, issued or assumed by the Company or its Subsidiaries to secure indebtedness assumed as part of, or incurred to provide funds to pay, the purchase price of real property or personal property acquired (including, in the case of real property, funds to pay or reimburse the cost of fixed improvements made thereon), if the indebtedness is incurred within eighteen (18) months of acquisition of the real property or personal property, provided that such Encumbrance granted is limited to such property so acquired and is created, issued or assumed substantially concurrently with the assumption or incurring of the indebtedness so secured.

“Redemption Date” when used with respect to any Note to be redeemed means the date (which shall be a Business Day) specified in the notice of such redemption as the date on which such Notes shall be redeemed.

“Redemption Price” when used with respect to any Note to be redeemed means the price at which such Note is to be redeemed specified in the notice of such redemption.

“Registrar” means the Trustee or such Person other than the Trustee designated by the Company with the consent of the Trustee to keep the Central Note Register.

“Regular Record Date” means, in respect of any Interest Payment Date, the date which is the tenth Business Day prior to an Interest Payment Date, or otherwise as specified in the Terms pertaining to a Series of Notes.

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“SEC” means the U.S. Securities and Exchange Commission, including any successor thereto.

“Securities” means any stock, shares, units, instalment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participations in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

“Serial Meeting” has the meaning specified in Section 11.8.

“Series” means a series of Notes which, unless otherwise specified in the Terms of such series, consists of those Notes which have identical terms and were or are to be issued at the same time, subject to Section 4.6, regardless of whether such Notes are designated as a series.

“Stated Maturity” when used with respect to any Note or an instalment of interest thereon means the date specified in such Note as the fixed date on which the principal of such Note or such instalment of interest is due and payable.

“Subsidiary” means any corporation of which the Company, or one or more of its other Subsidiaries or the Company in conjunction with one or more of its other Subsidiaries, owns, directly or indirectly, such number of shares of the share capital that, at the time outstanding, have, under ordinary circumstances (not dependent upon the happening of a contingency), voting power to elect a majority of directors of such corporation.

“Terms” means, the specific terms of any Series of Notes, including the types of terms specified in Section 4.3, and such other terms as may be set forth in a Company Order (or one or more supplemental indentures hereto) delivered in respect thereof to the Trustee not inconsistent with the terms of this Indenture.

“Total Capitalization of the Company and its Subsidiaries” means all Company Indebtedness at the time outstanding, plus the total capital represented by the share capital of the Company at the time outstanding, including, for greater certainty, any and all preferred shares, based upon the value stated on the books of the Company, plus the total amount of (or less the amount of any net deficits in) the contributed surplus and retained earnings (whether or not available for the payment of dividends under the provisions of any indentures or other agreements providing for the issuance of Company Indebtedness) of the Company as shown on a balance sheet of the Company prepared on a consolidated basis, after due allowance for minority interests, in accordance with GAAP, but excluding (i) the amount, if any, by which the capital account and the retained earnings of the Company have at any time been increased as a result of a restatement of the amount at which any assets of the Company or a Subsidiary are recorded on its books, (ii) all cumulative actuarial gains and losses and transitional assets and liabilities on pension benefits and other non-pension employee future benefits as recognized in the Company's statement of

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changes in equity as at January 1, 2010 as a result of the Company's adoption of International Financial Reporting Standards, (iii) any net actuarial gains and losses arising from the immediate recognition of changes in the present value of defined benefit obligations and the fair value of plan assets for pension and other non-pension employee future benefit plans in the Company's consolidated statement of net income and other comprehensive income for any accounting period, and (iv) any adjustment to the net benefit asset or liability for funded defined benefit pension plans recognized as a result of minimum funding requirements in the Company's consolidated statement of net income and other comprehensive income for any accounting period.

“Trust Indenture Legislation” means, with respect to a Series, at any time the provisions, if any, of any applicable statute of Canada or any province thereof, in each case, relating to trust indentures for debt oblations and the rights, duties and obligations of trustees and corporations issuing or guaranteeing debt obligations under trust indentures, in each case to the extent that such provisions are at such time in force and applicable to this Indenture, the Company or the Trustee.

“Trustee” means Computershare Trust Company of Canada until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“US Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

Section 2.2	General Interpretation Provisions

In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to “including” mean “including, without limitation”; references to “Indenture”, “this Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Indenture, and not to any particular Article, Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture; and the expressions “Article”, “Section”, “clause” and “Schedule” followed by a number, letter, or combination of numbers and letters refer to the specified Article, Section or clause of or Schedule to this Indenture.

Section 2.3	Form of Documents to be Delivered

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by or covered by the opinion of only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

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Any certificate of an Officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of or representations by Counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate of or representations by an Officer or Officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such Counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated as, and form, one instrument.

Section 2.4	Effect of Headings and Table of Contents

The insertion of Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction or interpretation hereof.

Section 2.5	Successors and Assigns

All covenants and agreements in this Indenture by the Company shall bind its successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements in this Indenture by the Trustee shall bind its successors and permitted assigns (if any), whether so expressed or not.

Section 2.6	Separability Clause

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7	Force Majeure

Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 2.7.

Section 2.8	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall, except as may be required by any applicable law, give to any Person, other than the parties hereto and their successors hereunder and the Holders of Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture or in respect of the Notes. In the case of Notes registered in Book-Entry Only Form under the Depository System, any reference in this

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Indenture to a “Holder” or to a “Noteholder” shall be construed as a reference to the Depository.

Section 2.9	Governing Law

This Indenture and each of the Notes shall be construed in accordance with, and governed by, the laws of the Province of Manitoba and the laws of Canada applicable therein, and shall be treated in all respects as Manitoba contracts.

Section 2.10	Legal Holidays

In any case where any Interest Payment Date shall not be a Business Day, at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Notes) payment of interest need not be made at such Place of Payment on such day, but shall be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on such Interest Payment Date, provided that if such payment is duly made on such next succeeding Business Day, no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date to and including such next succeeding Business Day. The foregoing provisions shall also apply to any payment of principal in any case where any date of Maturity shall not be a Business Day at the place where the Note must be surrendered in accordance with Section 4.11.

Section 2.11	Creation and Administration of Trusts

Any trusts created or constituted by the terms hereof (particularly those created and constituted by Section 6.5, Section 7.3, Section 8.6, Section 9.1 and Section 9.2) and the administration of any such trusts shall be governed by and in accordance with the provisions hereof (and, in particular, Article 13 hereof) which, to the extent permitted by applicable law, shall supersede any provisions of applicable law (including those relating to the administration of property of others), it being the intention of the parties that this Indenture and the Notes issued pursuant hereto shall constitute the entire agreement of the parties.

Section 2.12	Conversion Into Canadian Funds

 For the purpose of any provision of this Indenture entitling Holders or Beneficial Owners of Outstanding Notes to vote, to sign consents, requests, requisitions or other instruments or to take any other action under this Indenture, the principal sum of any Notes payable in a currency other than the currency of Canada or in a unit of account defined in terms of the currencies of two or more countries shall be converted into the currency of Canada in the manner, on the date and at the rate of exchange which the Trustee in its absolute discretion may determine to be fair and reasonable in the circumstances.

Section 2.13	Language

The parties hereto have expressly requested and agreed that this Indenture, each Note and document related hereto and thereto (whether or not any of such documents is also drawn up in French) be drawn up in English at the express will of such Persons. Les parties à ces présents ont expressément requis et convenu que ces présents ainsi que tout document qui s'y rattache (incluant tout document rédigé en francais et en anglais) soient rédigés en langue anglaise à la volonté expresse des parties.

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Section 2.14	Differences between French and English Versions

In the event of any contradiction, discrepancy or difference between an English language version and a French language version of the texts of the forms of Notes, the English language version shall govern.

Section 2.15	Currency

Unless otherwise noted, all dollar amounts expressed in this Indenture are expressed in Canadian dollars.

Section 2.16	Accounting Terminology

All accounting terms not otherwise defined in this Indenture shall have those meanings assigned to them by, and all calculations are to be made and all financial data to be submitted are to be prepared in accordance with, GAAP, except as otherwise expressly provided.

To the extent that the definitions of accounting terms in this Indenture or in any certificate or other document made or delivered pursuant to this Indenture are inconsistent with the meanings of such terms under GAAP, the definitions in this Indenture or in any such certificate or other document shall prevail.

Section 2.17	Trust Indenture Legislation

If and to the extent that any provision of this Indenture (including any supplemental indenture) limits, qualifies or conflicts with a mandatory requirement of Trust Indenture Legislation, such mandatory requirement shall prevail. At all times in relation to this Indenture, any supplemental indenture and any action to be taken hereunder or thereunder, the Company and the Trustee shall observe and comply with Trust Indenture Legislation and the Company and the Trustee and each Holder shall be entitled to the benefits of Trust Indenture Legislation.

Section 2.18	Reference to a Statute

 Any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation.

ARTICLE 3
FORM OF NOTES

Section 3.1	Form of Notes Generally

 The Notes and the Registrar's certificate of authentication shall be in substantially the form set forth in Schedule “A“ hereto, with such appropriate legends, insertions, omissions, substitutions and other variations as the Company may authorize and the Trustee may assent to and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the Officers executing such Notes, as evidenced by their signing of Notes.

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Any portion of the text of any Note may be set forth on the reverse thereof. The Notes may also be in any other form permitted under The Corporations Act (Manitoba).

ARTICLE 4
THE NOTES

Section 4.1	Issue Unlimited

The aggregate principal amount of Notes which may be issued, authenticated and delivered under this Indenture is unlimited.

Section 4.2	Title and Terms

Notes which are issued, authenticated and delivered hereunder shall be known and designated as “Medium Term Notes” and shall have maturities of not less than one year from the date of issue.

Section 4.3	Issuance in Series

Notes may be issued from time to time under this Indenture in one or more Series. The Terms of each such Series shall be established in a Company Order (or alternatively, in one or more supplemental indentures hereto) delivered to the Trustee prior to the initial issuance thereof as specified in Section 4.6. (Any reference herein to a Company Order shall be deemed to include reference to the use in the alternative of a supplemental indenture.) The related Company Order (or supplemental indenture) shall establish whether the Notes of a Series shall be issued in whole or in part in the form of one or more Global Notes or Definitive Notes. The Notes of each Series shall be designated in such manner, shall have an issue price (which may be at par, at a discount or at a premium), shall bear such date or dates and mature on such date or dates, shall bear interest, if any, at such fixed, floating or fixed and floating rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of any premium, may be payable as to principal, interest and premium at such place or places and in such currency or currencies, may be payable as to principal, interest and premium in Securities of the Company or any other Person; may provide for such mandatory redemption, sinking fund or other analogous repayment obligations; may contain such provisions for the exchange or transfer of Notes of different denominations and forms; may have attached thereto or issued therewith Securities entitling the Holders to subscribe for, purchase or acquire Securities of the Company or any other Person upon such terms; may give the Holders thereof the right to convert Notes into Securities of the Company or any other Person upon such terms; may be defeasible at the option of the Company; and, may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be determined by the Directors by a resolution passed at or prior to the time of issue of the Notes of such Series and set forth in a Company Order. At the option of the Company, the maximum principal amount of Notes of any Series may be limited, such limitation to be expressed in the Company Order providing for the issuance of the Notes of such Series, and any such limitation may be increased at any time by the Company by means of a resolution of the Directors.

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Section 4.4	Denomination of Notes

Notes shall be issuable in such denominations as shall be specified as contemplated by Section 4.3, and unless otherwise specified in a Company Order setting out the Terms of a Series of Notes, the Notes shall be issuable in Canadian dollars in a minimum denomination of $5,000 and thereafter in integral multiples of $1,000.

Section 4.5	Notes to Rank Equally

The Notes are direct, unsecured obligations of the Company and rank equally and ratably without any preference among themselves and with all other present and future unsecured and unsubordinated indebtedness of the Company, subject to exceptions prescribed by statute and except as to any sinking fund which pertains exclusively to any particular future issue of debt securities.

Section 4.6	Issuance, Authentication and Delivery of Notes

The Company may from time to time request the Registrar to authenticate and deliver Notes of a Series by delivering or transmitting by electronic means or facsimile transmission (followed by delivery of original copies) to:

(a)

the Trustee (and the Registrar, if other than the Trustee), a Company Order requesting the authentication and delivery of such Notes, specifying the Terms of such Series and designating the Person to act as Depository of any of such Notes;

(b)	the Trustee, an Officer's Certificate that the Company is not in default under any of the provisions of this Indenture; and
(c)

the Trustee, an opinion of Counsel to the effect that the Company has taken all necessary corporate action to authorize the execution and delivery of the Notes to be authenticated, such Notes have been duly executed in accordance with such authorization and, upon authentication and delivery thereof by the Trustee, such Notes will be valid and legally binding obligations of the Company, entitled to the benefits set out in this Indenture (subject however to any reasonable qualifications or limitations as to enforceability which are expressed in such opinion of Counsel) subject to the terms hereof;

provided that the requirements of this Section 4.6 may also be fulfilled pursuant to such other procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

The above-mentioned Company Order may determine that Notes having the same Terms as a previously issued Series of Notes (except for the aggregate principal amount thereof) be authenticated and delivered as part of such existing Series of Notes.

Each Company Order shall authorize the authentication and delivery of Notes in accordance with the procedures agreed to between the Company and the Trustee or Registrar and the Trustee or Registrar shall be entitled to act and rely on such Company

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Order (or supplemental indenture) as its full and sufficient authority to certify and deliver such Notes pursuant hereto.

Section 4.7	Execution, Authentication, Delivery and Dating

The Notes shall be executed on behalf of the Company by any two Officers of the Company. Any such signature may be manual or printed or otherwise mechanically reproduced and may, but need not, be under or accompanied by the corporate seal of the Company or a reproduction thereof.

Notes bearing the printed or otherwise mechanically reproduced signature of any Person who was at any time a proper Officer of the Company shall bind the Company, notwithstanding that such Person has ceased to hold such office prior to the authentication and delivery of such Notes.

At any time, and from time to time, after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Registrar, together with a Company Order for the authentication and delivery of such Notes, and the Registrar in accordance with such Company Order shall authenticate and deliver such Notes as provided in this Indenture and not otherwise.

The date of issue of each Note shall be as specified in the Terms of the relevant Series.

No Note shall entitle the Holder to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Note a certificate of authentication substantially in the form provided for herein (or in any other form as may be agreed to by the Trustee and the Company) executed by the Registrar by the manual signature of one of its authorized Officers, and such certificate upon any Note shall be conclusive evidence that such Note has been duly authenticated and delivered hereunder.

The Notes shall be typewritten, printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner, all as determined by the Officers executing such Notes, as evidenced by their signature of such Notes.

Section 4.8	Temporary Notes

Pending the preparation of permanent Notes, the Company may execute, and upon Company Order the Registrar shall authenticate and deliver, temporary Notes that are printed, lithographed, typewritten, mimeographed or otherwise produced, in any denomination, substantially of the tenor of the permanent Notes in lieu of which they are issued, in fully registered form and with such appropriate insertions, omissions, substitutions and other variations as the Officers executing such Notes may determine, as evidenced by their signing of such Notes.

If temporary Notes are issued, the Company shall cause permanent Notes to be prepared without unreasonable delay. After the preparation of permanent Notes, the temporary Notes shall be exchangeable for permanent Notes upon surrender of the

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temporary Notes at any Place of Registration, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Company shall execute and the Registrar shall authenticate and deliver in exchange therefor a like principal amount of permanent Notes of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as permanent Notes.

Section 4.9	Registration, Registration of Transfer and Exchange

The Company shall cause to be kept at the principal office of the Registrar in such Place of Registration in Canada maintained by the Registrar as may be requested by the Company, with the approval of the Trustee, a central Note register (the “Central Note Register”) and, at each other Place of Registration, a branch Note register (collectively referred to as the “Branch Note Registers”; the Branch Note Registers and the Central Note Register are collectively referred to as the “Note Registers”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes (including Global Notes) and the registration of transfers and exchanges of Notes as herein provided. A Branch Note Register shall at least contain particulars of the registration of Notes and the registration of transfers and exchanges of Notes made at the Place of Registration where such Branch Note Register is being maintained, and the Central Note Register shall contain particulars of registrations of Notes and registrations of transfers and exchanges of Notes made at all Places of Registration.

The Company initially appoints the Trustee at its corporate offices in Calgary, Alberta and its co-agent in Toronto, Ontario to act as the Registrar and Paying Agent with respect to the Notes.

The Note Registers referred to in this Section 4.9 shall at all reasonable times during business hours on Business Days be open for inspection by the Company, the Trustee and Noteholders.

Any office or agency appointed pursuant to Section 7.2 after the date hereof shall, by its appointment as such, also be deemed to have been appointed a Branch Registrar for the purpose of registering Notes and transfers and exchanges of Notes as herein provided on the Branch Note Register for which it has been appointed. Each Branch Registrar (if other than the Registrar) shall provide the Registrar with the particulars of each registration of Notes and of transfers of Notes made on the Branch Note Register for which it has been appointed Branch Registrar immediately following any such registration.

Upon surrender for transfer or exchange of any Note at any Place of Registration, the Company shall execute, and the Registrar shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of a like aggregate principal amount, all as requested by the transferor, provided, however, that no transfer of a Note will be required to be registered on any Interest Payment Date or during the ten (10) Business Days immediately preceding any Interest Payment Date relating thereto.

Subject to Section 5.2, at the option of the Holder, Notes may be exchanged for Notes of any authorized denominations, of a like aggregate principal amount, upon surrender of

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the Notes to be exchanged at any Place of Registration and upon payment, if the Company shall so require, of the charges hereinafter provided.

Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Registrar shall authenticate and deliver, the Notes which the Noteholder making the exchange is entitled to receive as provided in this Section.

Every Note surrendered for transfer shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by the Holder thereof or his attorney duly authorized in writing.

No transfer of a Note shall be effective as against the Company unless made on one of the appropriate Note Registers by the registered holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Registrar, upon compliance with such requirements as this Indenture, and the Registrar and/or other registrar, may prescribe.

All Notes authenticated upon any registration of transfer or exchange of Notes shall be valid obligations of the Company, evidencing the same Debt, and entitled to the same benefits under this Indenture, as the Notes surrendered on such registration of transfer or exchange.

The Company and/or Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange of Notes and, in addition, a reasonable service charge for the services rendered and expenses incurred on any such transfer or exchange, except in the case of any transfer or exchange expressly provided for in this Indenture which shall be made at the Company's own expense and without expense or charge to Noteholders.

Section 4.10	Mutilated, Destroyed, Lost and Stolen Notes

If any mutilated Note is surrendered to the Registrar, the Company shall execute and the Registrar shall thereupon authenticate and deliver in exchange therefor a new Note of like principal amount, bearing a number not contemporaneously outstanding.

If there be delivered to the Company and to the Registrar,
(a)	evidence to their satisfaction of the destruction, loss or theft of any Note, and
(b)	such surety bond or indemnity in amount and form satisfactory to each of them to save each of them and any agent of each of them harmless,

then, in the absence of notice to the Company or the Registrar that such Note has been acquired by a bona fide purchaser, the Company shall execute and the Registrar shall authenticate and deliver in lieu of any such destroyed, lost or stolen Note, a new Note of like principal amount, bearing a number not contemporaneously outstanding.

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In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the authentication of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including any fees and expenses of the Registrar) incurred in connection therewith.

Every new Note authenticated pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Note shall constitute an original additional obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly authenticated hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 4.11	Payments of Principal, Interest and Premium

Except as otherwise provided in a Company Order setting out the Terms of a Series of Notes:

(a)	payment of interest, principal or premium, as applicable, will be made in the currency in which the Note is denominated;
(b)	each Note of a Series, whether issued originally or in exchange or in substitution for previously issued Notes, shall bear interest from and including the later of:
	(i)	its date of issue, and
	(ii)	the latest Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Notes of such Series;
(c)

fixed rate Notes will bear interest at the rate per annum set out on the face thereof until the principal amount is paid or made available for payment, interest will be calculated and payable monthly, quarterly, semi-annually or annually in arrears in equal instalments on the date specified or as may be agreed to between the Company and the purchaser of a Note and at maturity or redemption;

(d)

floating rate Notes will bear interest from the original issue date thereof at rates set out on the face thereof, the rate of interest on floating rate Notes will be reset and payable monthly or quarterly and the Company shall act as pricing agent of floating rate Notes;

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(e)	interest for any period less than six months shall be computed on the basis of a year of 365 days; and
(f)

whenever interest is computed on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

Subject to accrual of any interest or unpaid interest from time to time, interest on each Note shall cease to accrue from (and including) the earlier of the Maturity Date of such Note and, if such Note is called for redemption, the Redemption Date fixed for such Note, unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused.

Wherever in this Indenture or a Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or such Note, and express mention of interest on amounts in default in any of the provisions of this Indenture shall not be construed as excluding such interest in those provisions of this Indenture in which such express mention is not made.

If the date for payment of any amount of interest, principal or premium in respect of a Note is not a Business Day at the Place of Payment, then payment shall be made on the next Business Day at such Place of Payment and the Holder of such Note shall not be entitled to any additional interest or other payment in respect of the delay.

Except as otherwise provided by the Terms applicable to a Series of Notes, the Company shall pay the interest, principal and premium:

(a)

on each Definitive Note, at the places and in the manner specified by the Terms for such Notes. Payments of interest on each interest bearing Definitive Note (except interest payable on maturity or redemption of such Note which, at the option of the Company, may be paid only upon surrender of such Note to the Trustee for payment) will be made by cheque dated the Interest Payment Date and mailed to the address of the Holder, or if so agreed by the Trustee and the Company, funds representing the interest payable will be forwarded by electronic funds transfer or wire transfer on the Interest Payment Date to the account of the Holder appearing on the Central Note Register maintained by the Registrar on the Regular Record Date, or in the case of joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the Central Note Register (unless otherwise instructed in writing). The forwarding of such cheque or electronic funds transfer or wire transfer, as the case may be, shall satisfy and discharge the liability for the payment of interest, principal, or premium, if any, on such

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Note to the extent of the sum represented thereby (plus the amount of any tax, assessment or other government charge required by law to be deducted or withheld) unless, in the case of payment made by cheque, such cheque is not paid on presentation at any of the places at which such payment is payable. In the event of the non-receipt of such cheque by the applicable Holder or the loss, theft or destruction thereof, the Company, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Holder a replacement cheque for the amount of such cheque; or

(b)

on each Global Note, to the Depository or its nominee, as the case may be, as the registered holder of the Global Note. Interest payments on Global Notes will be made by electronic funds transfer or wire transfer (or other payment method as agreed by the Trustee and the Company) on the date interest is payable and delivered to the Depository or its nominee, as the case may be, on the date interest is payable. Principal payments on Global Notes will be made by electronic funds transfer or wire transfer (or other payment method as agreed by the Trustee and the Company) delivered to the Depository or its nominee, as the case may be, at Maturity against surrender to the Trustee of the Global Note. As long as the Depository or its nominee is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the sole owner of the Global Note for the purposes of receiving payments of interest, principal and premium, if any, on the Note and for all other purposes under the Trust Indenture and the Note, except as required by law. The Regular Record Date in respect of the payment of interest on a Global Note will be that day which is the tenth Business Day prior to the applicable Interest Payment Date. The forwarding of any such payments of interest, principal or premium, if any, to the Depository or its nominee shall satisfy and discharge the liability in respect of such amounts on such Note to the extent of the sum represented thereby (plus the amount of any tax, assessment or other government charge required by law to be deducted or withheld).

Upon receipt of any payment of principal, interest or premium, if any, in respect of a Global Note, the Depository or its nominee, as the case may be, will credit Participants' accounts, on the date principal, interest or premium, if any, is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depository or its nominee. Such payments of principal, interest or premium, if any, by Participants to the owners of beneficial interests in such Global Notes held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participants. The responsibility and liability of the Company and the Trustee in respect of Notes represented by Global Notes is limited to making payment of any principal, interest or premium, if any, due on such Global Notes to the Depository or its nominee. The forwarding of such payment to the Depository its nominee, as the case may be, shall satisfy and discharge the liability for the payment of interest, principal, or premium, if any, on such

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Note to the extent of the sum represented thereby (plus the amount of any tax, assessment or other government charge required by law to be deducted or withheld). The Company and the Trustee shall not be responsible or liable for any payment(s) made or required to be made by the Depository or its nominee or any Participant on account of any beneficial interest in any Global Note and shall not be responsible for maintaining, reviewing or supervising any records relating to any such payment or requirement.

If payment of interest is made by cheque, such cheque shall be forwarded at least three (3) Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date, provided the Trustee and the Paying Agents shall only forward such cheques upon receipt of the full amount of interest being paid in immediately available funds.

Section 4.12	Persons Deemed Owners

The Person in whose name any Notes shall be registered shall be deemed the owner thereof for all purposes of this Indenture and payment of or on account of the principal on such Notes shall be made only to or upon the order in writing of such holder thereof and such payment shall be a good and sufficient discharge to the Trustee, the Registrar, the Company and the Paying Agent for the amounts so paid.

Prior to due presentment of a Note for registration of transfer, the Company, the Trustee and the Registrar and any agent thereof may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of, premium (if any), and interest on, such Note and for all other purposes whatsoever whether or not such Note be overdue. The Trustee, the Registrar and the Company shall not be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Note and may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof. The Registrar shall, when requested to do so by the Company or the Trustee, furnish the Company or the Trustee, as the case may be and as appropriate, with a list of the names and addresses of the Holders of Note showing the principal amounts and serial numbers of such Notes held by each Holder.

Section 4.13	Cancellation and Disposal of Notes

All Notes surrendered for payment, exchange or transfer shall, if surrendered to the Company or any agent of the Company, be delivered to the Registrar and, if not already cancelled, shall be promptly cancelled by it. The Company may at any time deliver to the Registrar for cancellation any Notes previously authenticated and delivered hereunder, which the Company may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the Registrar. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section 4.13, except as expressly permitted by this Indenture. All cancelled Notes held by the Registrar shall be retained and disposed of as provided in the second paragraph of Section 6.9.

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Section 4.14	French Language Notes

 If any Definitive Note is required by law to be in bilingual form or in the French language, the Company shall furnish a French language version of the Note substantially in the form of the Note set out in Schedule “A“ hereto, together with the certificate of the Trustee and the registration panel thereon, each duly translated into the French language and accompanied by a certificate of a qualified translator or an opinion of Québec counsel and in either case addressed to the Trustee that such translation is in all material respects a complete and proper translation, in a form satisfactory to the Trustee, and upon which the Trustee may rely.

ARTICLE 5
DEPOSITORY SYSTEM

Section 5.1	Global Notes

(1)

Subject to Section 5.3, Notes issued in Book-Entry Only Form under the Depository System shall be represented by one or more Global Notes. The Global Notes shall be held by, or on behalf of, the Depository and shall be registered in any name used by the Depository from time to time as its nominee for the purposes of the Depository System.

(2)	Unless otherwise specified in a Company Order, each Global Note shall bear a legend in substantially the following form:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MANITOBA TELECOM SERVICES INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.”

Section 5.2	Transfer under Depository System

(1)

Notwithstanding any other provision of this Indenture, a Global Note registered in the name of the Depository or a nominee of the Depository may not be transferred by the Depository or such nominee except in the following circumstances or as otherwise specified in a Company Order setting out the Terms of a Series of Notes:

	(a)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

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(b)

the Depository for such Global Note has notified the Company that it is unwilling or unable or no longer eligible to continue as depository for such Global Note and the Company is unable to locate a qualified successor; or

(c)	upon the issuance of Definitive Notes in accordance with Section 5.3.

Following any of the events described above, Definitive Notes will be issued to Beneficial Owners of such Notes or their nominees.

(2)	Transfers and registrations of Global Notes will only be made to another nominee of the Depository or to a successor Depository or a nominee of such successor Depository.
(3)

It is expressly acknowledged that transfer of beneficial ownership in any Note represented by a Global Note certificate will be effected only (a) with respect to the interests of Participants, through records maintained by the Depository or its nominee for the Global Note certificate, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Owners of Notes who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes represented by a Global Note certificate, may do so only through a Participant. The Company and the Trustee are not responsible or liable in any manner whatsoever for or in connection with any registration, tracking, administration or transfer of any beneficial ownership in any Notes represented by the Global Note certificate.

Section 5.3	Termination of Depository System

Upon the occurrence of any of the following events:

(a)	if required by applicable law;
(b)	if the Depository System ceases to exist;
(c)

if the Company or the Depository advises the Trustee that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as Holder of the Global Notes and the Company is unable to locate a qualified successor Depository;

(d)

if the Company at its option elects to terminate its current arrangements with the Depository for any reason (including in circumstances where the Company considers it impracticable or inefficient to effect any distribution, conversion or exchange in respect of Notes through the facilities of the Depository); or

(e)

if after the occurrence of an Event of Default provided in Section 8.1, the Depository advises the Trustee that it has received written notification from Participants, acting on behalf of Beneficial Owners representing, in the aggregate, more than fifty percent (50%) of the aggregate principal amount of

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Outstanding Notes, that the continuance of the Depository System is no longer in their best interest;

Definitive Notes shall be issued and the Trustee shall notify the Depository, for and on behalf of Participants and Beneficial Owners, of the availability through the Depository of Definitive Notes. The Depository shall then surrender the Global Notes along with written instructions to the Trustee as to the Participants in whose names the Definitive Notes are to be registered and the authorized denominations of the Definitive Notes to be registered in the Central Note Register in the name of each such Participant.

Section 5.4	Dealings with the Depository

(1)

The Company and the Trustee acknowledge that, subject to and in accordance with the rules and procedures of the Depository, each Participant must look solely to the Depository, for so long as the Depository is the registered Holder of Global Notes, for its share of each payment made by or on behalf of the Company to the registered Holder of the Global Notes, and each Beneficial Owner must look solely to Participants for its share of such payments. Provided that the Company has made such payments in respect of the Global Notes, no Person, including any Participant or Beneficial Owner, shall have any claim against the Company in respect of payments due on such Global Notes, and the obligations of the Company shall be discharged by payment to the Trustee (or the Paying Agent) in respect of each amount so paid.

(2)

The Company and the Trustee agree that the Depository shall be responsible for the creation and maintenance of the book entries and the accounts of its Participants with an interest in the Notes represented by Global Notes. The Company and the Trustee understand that, if so requested by the Trustee or the Company, the Depository will deliver to the requesting party a certified list of Participants (the “Participants List”) as at the date requested by such party showing the name and address of each Participant together with the aggregate principal amount of each such Participant's interest in such Notes and that, for so long as interests in Notes are represented by one or more Global Notes, the Depository shall, upon the reasonable request of the Trustee or the Company from time to time, deliver to such requesting party a copy of the then current Participants List and such additional information as the Trustee or the Company may reasonably request. The Company and the Trustee shall be entitled to rely upon any and all such information provided by the Depository to the Company and the Trustee.

(3)

The Company understands that the Depository acts as the agent and depository for the Participants and neither the Company nor the Trustee assumes any liability for: (i) any aspect of the records relating to the beneficial ownership of or beneficial interest in the Notes held by the Depository or the payments relating thereto; (ii) maintaining, supervising or reviewing any records relating to the Notes held by the Depository; or (iii) any advice or representation made by or with respect to the Depository including those contained herein or in any offering document (including any prospectus) and relating to the rules governing the Depository, or any action to be taken by the Depository or at the direction of its Participants.

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Section 5.5	Company and Trustee Not Liable in Respect of Depository or Participants

Notwithstanding any other provision in this Indenture or anything that may be construed or inferred herein to the contrary, and in addition to any other limitation on liability of the Company and Trustee contained herein, the Company and Trustee shall not have any liability in any manner whatsoever for any of the following:

(1)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes held by and registered in the name of the Depository or any successor thereto;
(2)

maintaining, supervising or reviewing (or failure to maintain, supervise or review) any records relating to such beneficial ownership interests registered in the name of or in support of the Depository (or any successor thereto) or any Participant;

(3)	any transfer (including any improper, inaccurate or inappropriate transfer) of any beneficial ownership or interest in any Note; or
(4)

any advice or representation made or given by or with respect to the Depository (or any successor thereto) or any Participant and made or given herein or in any offering document (including any prospectus) with respect to rules or procedures of such Depository (or any successor thereto) or any action to be taken by the Depository (or any successor thereto) or at the direction of a Participant.

ARTICLE 6
REDEMPTION AND PURCHASE OF NOTES

Section 6.1	Redemption Generally

The Company shall have the right at its option to redeem, either in whole at any time or in part from time to time before the Stated Maturity, Notes of any Series that, by their terms, are made so redeemable, at such rate or rates of premium (if any), on such date or dates and on such terms and conditions as shall have been determined at the time of issue of such Notes and as shall be expressed by the Terms of such Notes, provided that no Event of Default would result from such redemption. Any redemption of Notes, if permitted or required by any provision of this Indenture or of the Notes, shall be made in accordance with such provision and this Article unless otherwise specified in the Company Order setting out the Terms of the Notes to be redeemed. Unless provided for in the Terms of Notes of any Series, no Holder of Notes shall be entitled to demand prepayment of such Notes prior to the Stated Maturity except as provided in Article 8.

Section 6.2	Partial Redemption; Notice to Trustee

In case of any redemption at the election of the Company of less than all the Notes of any Series, the Company shall, at least fifteen (15) Business Days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in advance of such Redemption Date and of the principal amount of Notes of such Series to be redeemed.

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Section 6.3	Selection by Trustee of Notes to be Redeemed

If less than all of the Notes of a Series are to be redeemed, the particular Notes to be redeemed shall be selected not more than sixty (60) days prior to the Redemption Date by the Trustee from the Outstanding Notes of such Series not previously called for redemption on a pro rata basis (to the nearest multiple of $1,000) in accordance with the principal amount of Notes registered in the name of each Holder.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes shall relate, in the case of any Note which has been or is to be redeemed only in part, to the portion of the principal of such Note which has been or is to be redeemed.

Section 6.4	Notice of Redemption

Notice of the proposed redemption shall be given in the manner provided in this Indenture to each Holder of Notes to be redeemed not less than ten (10) days nor more than thirty (30) days, or such longer period as may be specified in the relevant Terms, prior to the Redemption Date.

All notices of redemption shall state:

(a)	the Redemption Date;
(b)	the method of calculation of the Redemption Price;
(c)

if less than all Outstanding Notes of a Series are to be redeemed, the identification (and, in the case of partial redemption, the respective principal amounts) of the Notes of such Series to be redeemed;

(d)	that on the Redemption Date the Redemption Price will become due and payable upon each such Note, and that interest thereon, if any, shall cease to accrue on and after said date; and
(e)	the place where such Notes are to be surrendered for payment of the Redemption Price.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name of and at the expense of the Company.

Section 6.5	Deposit of Redemption Price

On or prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, hold in trust as

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provided in Section 7.3) an amount of money sufficient to pay the Redemption Price of all the Notes that are to be redeemed on such Redemption Date.

Section 6.6	Notes Payable on Redemption Date

 Notice of redemption having been given as aforesaid, the Notes to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified and on and after such date (unless the Company shall default in the payment of the Redemption Price) such Notes shall cease to bear interest, if any. Upon surrender of any such Note for redemption in accordance with such notice, such Note shall be paid by the Company at the Redemption Price, provided, however, that instalments of interest, if any, on Notes whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such on the relevant Regular Record Date according to their terms and the provisions of Section 4.11. Interest accruing on or prior to the Redemption Date on Notes to be redeemed shall continue to be payable (to the extent not previously paid) (but without interest thereon, unless the Company shall default in the due payment or provision for payment thereof) to the Holders thereof according to their terms in the customary manner.

Section 6.7	Notes Redeemed in Part

Any Note that is to be redeemed only in part may, at the option of the Company,

(a)	be presented to the Registrar or Paying Agent for notation thereon of the payment as of the Redemption Date of the redeemed portion of the principal thereof; or
(b)

be surrendered (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute and the Registrar shall authenticate and deliver to the Holder of such Note, without service charge, a new Note or Notes, of any authorized denomination or denominations as requested by such Holder in aggregate principal amount equal to the unredeemed portion of the principal of the Note so surrendered.

Section 6.8	Purchase

At any time and from time to time, the Company may, at its option, and subject to applicable law, purchase Notes (or, while the Depository System is in effect, beneficial interests therein) in the market or by tender or by private contract at such price or prices and upon such terms and conditions as the Company in its absolute discretion may determine. Any Subsidiary of the Company may purchase Notes at any time, subject to applicable law.

In the event of a purchase of beneficial interests in Notes while the Depository System is in effect, the amount of the decrease in value of the Global Note(s) and the new principal amount of the Global Note(s) shall be evidenced in one of the manners set forth in Section 6.7, with such adjustments as are necessary, or in such other manner as may be agreed upon by the Company and the Depository.

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Section 6.9	Cancellation of Notes

Subject to Section 6.7, all Notes redeemed or purchased under the provisions of this Article shall be forthwith delivered to and cancelled by the Registrar and shall not be reissued or resold and no Notes shall be issued in substitution therefor.

All Notes which have been cancelled by the Trustee shall be destroyed by the Trustee, which shall furnish to the Company, the Registrar and the Paying Agent a destruction certificate setting forth the numbers and denominations of the Notes so destroyed if requested by the Company.

ARTICLE 7
COVENANTS

Section 7.1	Payment of Principal and Interest

The Company shall duly and punctually pay the principal of, premium (if any), and interest on the Notes in accordance with the Terms of the Notes and this Indenture.

Section 7.2	Maintenance of Places of Registration

The Company shall cause the Central Note Register to be maintained by the Registrar at its principal offices in the City of Calgary, Alberta and in the City of Toronto, Ontario (or at such other Place of Registration in Canada maintained by the Registrar as may be requested by the Company with the approval of the Trustee) and, subject as hereinafter in this Section provided, shall cause Branch Note Registers to be maintained by one or more Branch Registrar(s) at each of the other Places of Registration.

The Company may at any time and from time to time vary or terminate the appointment of the Registrar and of any Branch Registrar or appoint other offices or agencies as Branch Note Registers where Notes may be presented or surrendered for registration, registration of transfer or exchange; provided however that the Company shall maintain an office or agency for all such purposes in the City of Calgary (or at such other cities in Canada as may be designated by the Company with the approval of the Trustee). The Company shall give prompt written notice to the Trustee of the location of, or of any change in the location of, any such office or agency.

The Company may appoint a registrar and branch registrars for the purposes of registering Notes and transfers of Notes, incorporated or organized under the laws of a foreign jurisdiction, in addition to or in lieu of the Registrar and Branch Registrars appointed pursuant to this Indenture.

Section 7.3	Money for Note Payments to be Held in Trust

If the Company shall at any time act as its own Paying Agent, it shall hold in trust for the benefit of the Holders of such Notes a sum sufficient to pay the principal, premium (if any) or interest so becoming due until such sums shall be paid to such Holders or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure so to act.

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Whenever the Company shall have one or more Paying Agents, it shall, on or prior to each due date of the principal, premium, if any, or interest on, any Notes, deposit with a Paying Agent a sum sufficient to pay the principal, premium or interest so becoming due, such sum to be held in trust for the benefit of the Holders of such Notes, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of its action or failure so to act.

The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent shall:

(a)

hold all sums held by it for the payment of the principal of, premium (if any), or interest on Notes in trust for the benefit of the Holders of such Notes until such sums shall be paid to such Holders or otherwise disposed of as herein provided;

(b)	give the Trustee notice of any default by the Company in the making of any payment of principal, premium or interest; and
(c)	at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such moneys.

Subject to any applicable law with respect to the deposit of unclaimed moneys with any public authority, any moneys deposited with the Trustee or any Paying Agent or then held by the Company, in trust for the payment of the principal of or interest on any Note, and remaining unclaimed for six (6) years after the date when such principal, premium or interest has become due and payable, shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust moneys, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 7.4	Corporate Existence

Subject to Article 10, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and to carry on and conduct its business and to cause to be carried on and conducted that of its Subsidiaries in a proper and efficient manner, provided, however, that the Company and any of its Subsidiaries may cease to operate any business, premises, property or operation if, in the

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opinion of the Directors or Officers of the Company, to do so would be advisable and in the best interests of the Company, unless such action would, or with the giving of notice or lapse of time or otherwise would, constitute an Event of Default.

Section 7.5	Negative Covenant

The Company covenants that it shall not, nor shall it permit any of its Subsidiaries to, issue, assume or guarantee any Debt secured by, and shall not after the date of this Indenture secure any Debt by, an Encumbrance upon any property of the Company (whether now owned or hereafter acquired), without, in any such case, effectively providing, concurrently therewith, that the Notes shall be secured equally and rateably with such Debt; provided, however, that the foregoing covenant shall not apply or operate to prevent the existence, creation, issuance, assumption or incurring of any of the following:

(a)
	(i)	Debt secured by Purchase Money Mortgages or any lease obligation;
(ii)

Debt secured by Encumbrances on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or any of its Subsidiaries or at the time of a sale, lease or other disposition to the Company or any of its Subsidiaries of the properties of a corporation as an entirety or substantially as an entirety;

(iii)

Encumbrances on property or assets existing at the time of acquisition thereof by the Company or any of its Subsidiaries, provided such Encumbrances were not incurred in anticipation of such acquisition;

(iv)

Debt secured by Encumbrances on current assets of the Company or any of its Subsidiaries securing Current Debt of the Company or any of its Subsidiaries, including Encumbrances arising out of any accounts receivable securitization program so long as such Encumbrances attach only to the assets of the securitization program;

(v)

in the case of a corporation that becomes a Subsidiary of the Company after the date hereof, Debt secured by any Encumbrance on assets of the corporation in existence at the time the corporation becomes a Subsidiary to secure Debt of the corporation for money borrowed;

	(vi)	Debt secured by any Encumbrance in favour of the Company on assets of any of its Subsidiaries to secure Debt of any of its Subsidiaries to the Company;
(vii)

any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Encumbrance referred to in paragraphs (i) to (vi) above or any Encumbrance existing at the date of this Indenture, provided, however, that the

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principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Encumbrance so extended, renewed or replaced (plus improvements on such property); and

(b)

(i) Encumbrances for taxes and assessments not at the time overdue and Encumbrances securing workers' compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such Encumbrances, duties or assessments are then overdue the Company or any of its Subsidiaries shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations;

(ii) Encumbrances for specified taxes and assessments that are overdue but the validity of which is being contested at the time by the Company or any of its Subsidiaries in good faith;
(iii) Encumbrances or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(iv) any obligations or duties affecting the property of the Company or any of its Subsidiaries to any municipality or governmental, statutory or other public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Company or any of its Subsidiaries under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Company or any of its Subsidiaries;

(v) deposits or Encumbrances in connection with contracts, bids, tenders or expropriation proceedings, or to secure workers' compensation, unemployment insurance or other social security obligations, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialsmen's, warehousemen's, carriers' and other similar Encumbrances;

(vi) the right reserved to or vested in any municipality or governmental, statutory or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or

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permit or to require annual or other periodic payments as a condition to the continuance thereof;
(vii)

undetermined or inchoate Encumbrances incidental to the current operations of the Company or any of its Subsidiaries that have not at the time been filed against the Company or any of its Subsidiaries; provided, however, that if any such Encumbrances shall have been filed, the Company or any of its Subsidiaries shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such Encumbrances;

(viii)

any Encumbrance, the validity of which is being contested at the time by the Company or any of its Subsidiaries in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full;

(ix)

easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone, telegraph and other telecommunications conduits, poles, wires and cables) that in the opinion of the Company will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by the Company or any of its Subsidiaries;

(x)

Encumbrances provided to a public utility or any municipality or governmental, statutory or other public authority when required by such utility or other authority in connection with the operations of the Company or any of its Subsidiaries;

(xi)

Encumbrances and privileges arising out of judgments or awards with respect to which the Company or any of its Subsidiaries shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

(xii)

any other Encumbrances of a nature similar to those referred to in the foregoing clauses (i) to (xi) which do not in the opinion of the Company materially impair the use of the property subject thereto or the operation of the business of the Company or any of its Subsidiaries or the value of such property for the purpose of such business; and

(xiii)

any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part of any Encumbrance referred to in the foregoing clauses (i) to (xii) inclusive, provided that the principal amount of Debt secured thereby

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shall not materially exceed the principal amount of Debt so secured at the time of such extension, renewal, alteration or replacement and that such extension, renewal, alteration or replacement shall be limited to all or a part of the property which secured the Encumbrance so extended, renewed, altered or replaced (plus improvements on such property).

Notwithstanding the foregoing, the Company and any Subsidiary shall be entitled to create or assume any Encumbrance that would otherwise be prohibited by this Indenture if the principal amount of Debt secured by such Encumbrances does not exceed 15%, in the aggregate, of the then applicable Consolidated Net Tangible Assets of the Company and its Subsidiaries.

Section 7.6	Limitation on Creation of Funded Obligations

 The Company covenants that it shall not, nor shall it permit any Subsidiary to, create, assume or otherwise incur any Funded Obligations for money borrowed if, immediately thereafter, all Funded Obligations for money borrowed of the Company and its Subsidiaries would be in excess of seventy percent (70%) of the Total Capitalization of the Company and its Subsidiaries.

Section 7.7	Company to Ensure Compliance by Subsidiaries

For the purpose of ensuring compliance by the Company and the Subsidiaries with the covenants of the Company set forth in Section 7.5 and Section 7.6, the Company shall not permit the Subsidiaries to incur any indebtedness for money borrowed without the prior written consent of the Company.

Section 7.8	Insurance

The Company shall cause all its property and that of its Subsidiaries that is of a character usually insured by companies operating like businesses to be properly insured and kept insured with reputable insurers (which may include associations or other organizations for mutual or reciprocal insurance) against loss or damage by fire or other hazards of the nature and to the extent that such properties are usually insured by companies operating like businesses, provided that from time to time another method or plan of protection against such loss or damage may be substituted in whole or in part for the aforesaid insurance.

Section 7.9	Financial Information

The Company and its Subsidiaries shall provide to the Trustee audited consolidated financial statements (which shall include a statement of financial position, a statement of changes in equity, a statement of cash flows and a statement of net income and other comprehensive income (loss)) for each fiscal year of the Company and its Subsidiaries as soon as they are made publicly available and in any event not later than one hundred and forty (140) days after the end of each such fiscal year and shall provide quarterly unaudited financial statements (which shall include a statement of financial position, a statement of changes in equity, a statement of cash flows and a statement of net income and other comprehensive income (loss)) for each fiscal quarter within sixty (60) days of the end of each

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fiscal quarter (except the fourth quarter financial statements which may be included as part of the audited consolidated financial statements for the relevant year to be provided as above), in each case prepared, in respect of the relevant period, in accordance with significant accounting policies as per the audited consolidated financial statements, provided that the Company shall be deemed to have provided such financial statements in satisfaction of its obligations under this Section 7.9 if such financial statements are made publicly available on the System for Electronic Document Analysis and Retrieval (SEDAR).

Section 7.10	Waiver of Certain Covenants

The Company may omit in any particular instance to comply with any covenant or condition set forth in this Article 7, if, before or after the time for such compliance, the Noteholders shall, by Extraordinary Resolution, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

Section 7.11	Annual Certificate of Compliance

Within one hundred and twenty (120) days after the end of each fiscal year of the Company (or such longer period to which the Trustee may consent), and at any other time if requested by the Trustee, the Company shall furnish the Trustee with an Officer's Certificate stating that, in the course of the performance by the signer of his duties as officer of the Company, he would normally have knowledge of any default by the Company in the performance of its covenants under this Indenture or of any Event of Default under Article 8 and certifying that the Company has complied with all covenants, conditions or other requirements contained in this Indenture, non-compliance with which would, with notification or with the lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

In addition, the Company shall promptly notify the Trustee on becoming aware at any time of any Event of Default of the nature specified in Section 8.1(f).

Section 7.12	SEC Reporting

The Company confirms that as at the date of this Indenture it does not have a class of securities registered pursuant to Section 12 of the US Securities Exchange Act or have a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act. The Company covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the US Securities Exchange Act or the Company shall incur a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Company in accordance with the US Securities Exchange Act, the Company shall promptly deliver to the Trustee an Officer's Certificate (in a form provided by the Trustee) notifying the Trustee of such registration or termination and such other information as the Trustee may require at the time. The Company acknowledges that the Trustee is relying upon the foregoing

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representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 8
DEFAULT

Section 8.1	Events of Default

“Event of Default”, wherever used herein, means any one of the following events:
(a)	default in the payment of the principal of or premium (if any) on any Note at its Maturity or otherwise when it becomes due;
(b)	default in the payment of any instalment of interest upon any Note at its Stated Maturity where such default shall have continued for a period of five (5) days or more;
(c)

default shall be made by the Company in the performance or observance of any other of the covenants, agreements or conditions on its part in this Indenture, in any indenture supplemental hereto or in the Notes and such default shall have continued for a period of ninety (90) days or more after the Company's receipt of a Notice of Default or after written notice of such default to the Company and to the Trustee by the Holders of not less than twenty-five percent (25%) in principal amount of the Outstanding Notes (excluding Notes of any Series not entitled to the benefits of such covenant, agreement or condition);

(d)

the Company shall make an assignment for the general benefit of creditors or shall be adjudicated insolvent or bankrupt, or shall petition or shall apply to any court having jurisdiction for the appointment of a receiver, trustee, liquidator or sequestrator of, or for, the Company or any substantial portion of the property of the Company;

(e)

the Company shall commence any proceeding relating to the Company or any substantial portion of the property of the Company under any insolvency reorganization, arrangement, or readjustment of Debt, dissolution, winding-up, adjustment, composition or liquidation law or statute of any jurisdiction, whether now or hereafter in effect (hereinafter in this subsection (e) called a “Proceeding”); or if there shall be commenced against the Company any Proceeding and an order approving such Proceeding shall be rendered, or such Proceeding shall remain undischarged for a period of sixty (60) days; or a receiver, trustee, liquidator or sequestrator of, or for, the Company or any substantial portion of the property of the Company shall be appointed; or the Company by any act shall indicate consent to or approval of or acquiescence in any Proceeding or the appointment of a receiver, trustee, liquidator or sequestrator of, or for, the Company or any substantial portion of the property of the Company, provided that a resolution or order for winding-up the Company with a view

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to its consolidation, amalgamation or merger with another corporation or other entity or the transfer of its assets as a whole, or substantially as a whole, to such other corporation or other entity as provided in Section 10.1 shall not constitute an “Event of Default” under this subsection (e) if such last-mentioned corporation or other entity shall, as a part of such consolidation, amalgamation, merger or transfer, and within sixty (60) days from the passing of the resolution or the date of the order, comply with the conditions to that end stated in Section 10.1; or

(f)

an event or events of default, as defined in any one or more indentures or instruments evidencing, or under which the Company has at the time outstanding, in the aggregate indebtedness for borrowed money in excess of five percent (5%) of the aggregate principal amount of all outstanding indebtedness for borrowed money of the Company, shall happen and be continuing and (i) shall consist of a failure to make any payment of principal at maturity or (ii) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable; provided, however, that if such event or events of default under such indentures or instruments shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the “Event of Default” hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Noteholders, and any acceleration of Maturity hereunder consequent thereon shall be deemed rescinded and annulled unless any judgment or decree for the payment of moneys due hereunder shall have theretofore been obtained or entered; and provided, further, that, subject to the provisions of Section 8.3 and Section 13.2, the Trustee shall not be charged with knowledge of any such event of default unless written notice thereof shall have been given to the Trustee by the Company, by the holder or any agent of the holder of any such indebtedness, by the trustee then acting under any indenture or other instrument under which such event of default shall have occurred, or by the Holders of not less than twenty-five percent (25%) in the aggregate principal amount of the Notes at the time Outstanding.

Section 8.2	Acceleration of Maturity; Rescission and Annulment

 If an Event of Default occurs and is continuing, then and in every such case the Trustee may, in its discretion and shall, if so requested by the Holders of not less than twenty-five percent (25%) in principal amount of the Outstanding Notes, declare the principal, premium (if any) and interest of and on all the Notes to be due and payable immediately, by a notice in writing to the Company and upon any such declaration such principal, premium (if any) and interest shall become immediately due and payable.

At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the moneys due has been obtained by the Trustee as hereinafter in this Article provided, the Holders may, by Extraordinary Resolution, rescind

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and annul such declaration and its consequences (provided that if the Event of Default in respect of which acceleration has been declared pursuant to this Section 8.2 relates to a covenant applicable to one or more particular Series of Notes, the declaration of acceleration may be rescinded and annulled by Extraordinary Resolution by the Holders of such Series of Notes), if:

(a)	the Company has paid or deposited with the Trustee a sum sufficient to pay:
	(i)	all overdue instalments of interest, if any, on all Notes;
	(ii)	the principal of any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne, if any, by the Notes;
	(iii)	to the extent that payment of such interest is lawful, interest upon overdue instalments of interest, if any, at the rate borne by Notes; and
	(iv)	all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
(b)	all Events of Default, other than the non-payment of the principal of Notes which have become due solely by such acceleration, have been cured or waived as provided in Section 8.12.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 8.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(1)

Subject to the provisions of Section 8.2 and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders, in case the Company shall fail to pay to the Trustee on demand following a declaration made by the Trustee pursuant to Section 8.2, the principal of and premium on, if any, as aforesaid and interest, if any, on all the Notes then Outstanding, together with any other amounts due under this Indenture, the Trustee may in its discretion and shall, upon the request in writing of the Holders of not less than twenty-five percent (25%) in principal amount of the Outstanding Notes and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to enforce the rights of the Trustee and the Holders of Notes by any action, suit, remedy or proceeding authorized or permitted by law or by equity (either by legal proceeding or otherwise).

(2)

Upon the exercising or taking by the Trustee of any such remedies, whether or not a declaration and demand have been made pursuant to Section 8.2, the principal of, premium on, if any, and interest on, if any, all Notes then Outstanding and the other moneys payable under Section 8.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefor had actually been made.

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(3)	Except as provided by applicable law, no delay or omission of the Trustee or of the Holders of Notes to exercise any remedy referred to in paragraph (1) of this Section 8.3 shall impair any such remedy or shall be construed to be a waiver of any default under this Indenture or acquiescence therein.

Section 8.4	Trustee May File Proofs of Claim

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or the property of the Company, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)

to file and prove a claim for the whole amount of principal, premium (if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders of the Notes allowed in such judicial proceeding; and

(b)	to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Noteholder to make such payments to the Trustee, and, if the Trustee shall so consent, to the making of such payments directly to the Holders of the Notes and to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 13.6.

Subject to Article 10, nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of a Note any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any such Holder in any such proceeding.

Section 8.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name on behalf of the Holders of Notes, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

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Section 8.6	Application of Money Collected

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, if any, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(a)	Firstly, to the payment of all amounts due the Trustee under Section 13.6;
(b)

Secondly, to the payment of the amount then due and unpaid upon the Notes for principal, premium (if any) and interest, if any, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes, for principal, premium (if any) and interest, if any, respectively; and

(c)	Thirdly, to the payment of the surplus, if any, of such moneys, to the Company or its assigns, unless otherwise required by applicable law.

Section 8.7	Limitation on Suits

No Holder of any Note shall have any right to institute against the Company any proceeding, judicial or otherwise, with respect to this Indenture or any Note, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)	an Event of Default shall have occurred and be continuing and such Holder shall have previously given written notice to the Trustee of such continuing Event of Default;
(b)

the Holders of not less than twenty-five percent (25%) in principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c)	such Holder or Holders shall have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;
(d)	the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such proceeding; and
(e)	no direction inconsistent with such written request shall have been given to the Trustee during such sixty (60)-day period by an Extraordinary Resolution;

it being understood and intended that no one or more Holders of Notes shall have any right in any manner whatever by virtue of, or by availing itself or themselves of, any provision of this Indenture or any Note to affect, disturb or prejudice the rights of any other Holder of

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Notes, or to obtain or to seek to obtain priority or preference over any other such Holder or to enforce any right under this Indenture or any Note, except in the manner herein provided and for the equal and ratable benefit of all the Holders of the Notes.

Section 8.8	Restoration of Rights and Remedies

If the Trustee or any Holder of a Note has instituted any proceeding to enforce any right or remedy under this Indenture or under any Note and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, the Company, the Trustee and the Holders of such Notes shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and such Holders shall continue as though no such proceeding had been instituted.

Section 8.9	Rights and Remedies Cumulative

Except as provided in the last paragraph of Section 4.10, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 8.10	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Note in exercising any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders of Notes may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders of Notes, as the case may be.

Section 8.11	Control by Noteholders

The Noteholders shall have the right, by way of a Noteholders' Resolution, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or this Indenture;
(b)	the Trustee shall not have determined based on the advice of counsel that the action so directed would be unjustly prejudicial to the Holders not taking part in such direction; and
(c)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

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Section 8.12	Waiver of Past Defaults

The Noteholders may, by way of an Extraordinary Resolution, on behalf of the Holders of all the Notes waive any past default hereunder or under the Notes and its consequences (provided that if such default relates to a covenant applicable to one or more particular Series of Notes, the Holders of such Notes may waive such default by an Extraordinary Resolution made by the Noteholders of such Series).

Upon any such waiver, such default shall cease to exist, and any Event of Default arising from such default shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 8.13	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or any Note, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defences made by such party litigant.

ARTICLE 9
SATISFACTION AND DISCHARGE

Section 9.1	Satisfaction and Discharge of Indenture

Subject as hereinafter provided in this Section, this Indenture shall cease to be of further effect and the Trustee, on the demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(a)	either:
(i)

all Notes theretofore authenticated and delivered (other than (A) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 4.10, and (B) Notes, money for whose payment has theretofore been deposited in trust or held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 7.3) have been delivered to the Registrar cancelled or for cancellation; or

(ii)

the Company has deposited, or caused to be deposited, or made due provision as hereinafter provided for the payment of, an amount (in cash or, in the case of due provision, by way of securities or instruments as hereinafter in this Section 9.1 provided) sufficient to pay the entire indebtedness on the Notes (other than Notes referred to in sub-clauses (A) and (B) of Clause Section 9.1(a)(i)) not theretofore

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delivered to the Registrar cancelled or for cancellation, whether or not the same has become due and payable, for principal and interest, if any, to the date of such deposit (in the case of Notes which have become due and payable), or to the Stated Maturity, as the case may be, any such amount to be deposited with the Trustee or the Paying Agent as trust funds in trust for the purpose of such payment and discharge;

(b)	the Company has paid or caused to be paid, or made due provision as hereinafter provided for the payment of, all other sums payable hereunder by the Company; and
(c)

the Company has delivered to the Trustee an Officer's Certificate and an opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 13.6 shall survive.

For the purposes of clause (ii) in paragraph (a) above and notwithstanding the satisfaction and discharge of this Indenture, the rights of registration, registration of transfer or exchange of Notes herein expressly provided for shall survive the satisfaction and discharge of this Indenture until the earlier of (a) all Notes theretofore authenticated and delivered (other than as referred to in sub-clauses (A) and (B) of clause (i) in paragraph (a) above) having been delivered to the Registrar cancelled or for cancellation and (b) all such Notes not theretofore delivered to the Registrar cancelled or for cancellation having become due and payable and for whose payment moneys in the necessary amount having been theretofore deposited with the Trustee or the Paying Agent as provided in clause (ii) of paragraph (a) above.

For the purposes of this Section 9.1, the Company shall be deemed to have made such due provision for payment if it shall have deposited or caused to be deposited with the Trustee or the Paying Agent money or Securities denominated in the currency in which principal is payable constituting direct obligations of Canada or an agency or instrumentality of Canada or a province of Canada whose securities are rated at least AA(low) or AA- by DBRS or S&P, respectively, or their successors, or Authorized Investments, as directed by the Company, acceptable to the Trustee or the Paying Agent, the proceeds from which will provide moneys which will be sufficient to pay the indebtedness referred to in clause (ii) of paragraph (a) above, and all other moneys, if any, payable hereunder by the Company.

Section 9.2	Application of Trust Funds

All securities, instruments or moneys deposited with the Trustee or the Paying Agent pursuant to Section 9.1 shall, subject to the provisions of the last paragraph of Section 7.3, be held in trust and applied by it, in accordance with the provisions of the Notes, to the payment to the Holders of the Notes for whose payment or redemption such

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securities, instruments or moneys have been deposited with the Trustee or the Paying Agent, of all sums due and to become due thereon for principal and interest, if any.

Section 9.3	Defeasance

The Company shall have the right (the “Defeasance Option”) to be released from the terms of this Indenture relating to the Outstanding Notes of a Series specified in a Company Order to the Trustee, and upon receipt of such Company Order the Trustee shall, at the request and expense of the Company, execute and deliver to the Company such deeds and other instruments as shall be necessary to release the Company from the terms of this Indenture relating to the Notes of the Series specified in such Company Order, subject to the following:

(1)	the Company shall have delivered to the Trustee evidence that the Company has
(a) deposited sufficient funds for payment of all principal, interest and premium, if any, and other amounts due or to become due on the Notes of such Series to the Stated Maturity thereof;
(b)

deposited funds or made provision for the payment of all remuneration and expenses of the Trustee as provided for hereunder to carry out its duties under this Indenture in respect of the Notes of such Series; and

(c)

deposited funds or made other provision for payment of taxes arising with respect to the Notes of such Series in each case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Company and the Trustee, provided that any such taxes are solely a result of the Company exercising the Defeasance Option;

(2)	no Event of Default shall result from the Company's exercise of the Defeasance Option;
(3)

the Company shall not be an “insolvent person” or “bankrupt”, each within the meaning of the Bankruptcy and Insolvency Act (Canada), on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(4)

the Company shall have delivered to the Trustee either (i) an opinion of Counsel in Canada or (ii) a ruling from the Canada Revenue Agency, in each case confirming that the Holders will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance and will be subject to Canadian federal and provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(5)	the Company shall have delivered to the Trustee an Officer's Certificate stating that the deposit referred to in Section 9.3(1) was not made by the Company with the

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intent of preferring the Noteholders over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and
(6)

the Company shall have delivered to the Trustee an Officer's Certificate and an opinion of Counsel stating that all conditions precedent provided for or relating to the exercise of such Defeasance Option have been complied with.

The Company shall be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Company and the Trustee (each acting reasonably), solely for the benefit of the Noteholders, money or Securities denominated in the currency in which principal is payable constituting direct obligations of Canada or an agency or instrumentality of Canada or a province of Canada whose securities are rated at least AA(low) or AA- by DBRS or S&P, respectively, or their successors, or Authorized Investments, as directed by the Company, which will be sufficient, in the opinion of a firm of independent chartered accountants (which may include the Company's auditors) or an investment dealer acting reasonably and acceptable to the Company and the Trustee, to provide for payment in full of the Notes and all other amounts from time to time due and owing under this Indenture which pertain to the Notes.

The Trustee shall hold in trust all money or Securities deposited with it pursuant to this Section 9.3 and shall apply the deposited money and the money derived from such Securities in accordance with this Indenture to the payment of principal, interest and premium on the Notes and, as applicable, other amounts.

Notwithstanding the provisions of this Section 9.3, the Trustee shall deliver or pay to the Company from time to time upon a Company Request any funds held by it as provided in this Section 9.3 which, in the opinion of a firm of independent chartered accountants (which may include the Company's auditors) expressed in a written certification delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect defeasance of the applicable Notes or Series of Notes.

If the Trustee is unable to apply any money or Securities in accordance with this Section 9.3 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no money or Securities had been deposited pursuant to this Section 9.3 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 9.3, provided that if the Company has made any payment in respect of principal, interest or premium, if any, on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Noteholders to receive such payment from the money or Securities held by the Trustee.

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ARTICLE 10
CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

Section 10.1	Company May Consolidate, etc., only on Certain Terms

Nothing in this Indenture shall prevent, if otherwise permitted by applicable law, the reorganization or reconstruction of the Company or the consolidation, amalgamation or merger of the Company with any other corporation or other entity, including any Affiliate or Subsidiary of the Company, or shall prevent the transfer by the Company of its undertaking and assets as a whole or substantially as a whole to another corporation or other entity, including any Affiliate or Subsidiary of the Company, lawfully entitled to acquire and operate the same, provided that the conditions of this Article 10 shall be observed, and provided also that:

(a)

no condition or event shall exist as to the Company or such successor or assign either at the time of or immediately after such reorganization, reconstruction, consolidation, amalgamation, merger or transfer and after giving full effect thereto or immediately after such successor or assign shall become liable to pay the principal of, and interest, if any, on and all other amounts owing under all the Notes and to perform every covenant under this Indenture on the part of the Company to be performed or observed, that constitutes or would constitute a default or an Event of Default hereunder;

(b)

every such successor or assign shall, as a part of such reorganization, reconstruction, consolidation, amalgamation, merger or transfer and in consideration thereof enter into and execute an indenture or indentures supplemental hereto in favour of the Trustee whereby such successor or assign covenants:

	(i)	to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes;
	(ii)	to perform and observe punctually all the obligations of the Company under this Indenture and under and in respect of all Outstanding Notes; and
(iii)

to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of the Company herein contained as fully and completely as if it had itself executed this Indenture as the Company and had expressly agreed herein to observe and perform the same; and

(c)

every such reorganization, reconstruction, consolidation, amalgamation, merger or transfer shall be made on such terms and at such times and otherwise in such manner as shall be approved by the Company and by the Trustee as not being prejudicial to the interests of the Noteholders.

Upon the approval set forth in paragraph (c) above, the Trustee shall facilitate the same in all respects, and may give such consents and sign, execute or join in such

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documents and do such acts as in its discretion may be thought advisable in order that such reorganization, reconstruction, consolidation, amalgamation, merger or transfer may be carried out, and thereupon the Company may be released and discharged from liability under this Indenture and the Trustee may execute any document or documents that it may be advised is or are necessary or advisable for effecting or evidencing such release and discharge and the opinion of Counsel as hereinafter mentioned shall be full warrant and authority to the Trustee for so doing. The Company shall furnish to the Trustee an opinion of Counsel, acceptable to the Trustee, as to the legality of any action proposed to be taken and as to the validity of any action taken pursuant to the provisions contained in this Section, and the Trustee shall incur no liability by reason of reliance thereon.

Section 10.2	Status of Successor Entity

In case of any reorganization, reconstruction, consolidation, amalgamation, merger or transfer as aforesaid, the corporation or other entity formed by such consolidation or with which the Company shall have been amalgamated or merged or acquiring the whole or substantially the whole of the undertaking and assets of the Company, upon executing an indenture or indentures as provided in Section 10.1 and subject to compliance with the other provisions thereof, shall succeed to and be substituted for the Company (which may, but is not required to, then be wound up, if so desired by its Directors or shareholders), with the same effect as if it had been named herein as the Company, and shall possess and may exercise each and every right and power of the Company hereunder, and any act or proceeding by any provision of this Indenture required to be done or performed by any Directors or Officers of the Company may be done and performed with like force and effect by the directors or officers of such successor corporation or other entity.

ARTICLE 11
MEETINGS OF HOLDERS OF NOTES

Section 11.1	Purposes for Which Meetings May Be Called

A meeting of Holders of Notes may be called at any time and from time to time pursuant to this Article 11 to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action authorized by this Indenture to be made, given or taken by Holders, including for the passing of a resolution as a Noteholders' Resolution or an Extraordinary Resolution.

Section 11.2	Powers Exercisable by Extraordinary Resolution

A meeting of the Noteholders shall, in addition to all other powers conferred upon Noteholders by any other provision of this Indenture or by applicable law, have the following powers, exercisable from time to time by a resolution passed as an Extraordinary Resolution:

(a)	power to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other entity or for the transfer of the undertaking and assets of the Company as a whole or substantially as a whole, provided that no such sanction shall be necessary for a reconstruction, reorganization,

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consolidation, amalgamation, merger or transfer under the provisions of Article 10;
(b)

power to require or authorize the Trustee to exercise or refrain from exercising any trust or power conferred upon it by this Indenture or to waive any default on the part of the Company, upon such terms as may be decided upon, or to annul any declaration or demand made pursuant to Section 8.2;

(c)	power to remove the Trustee from office and to appoint a new Trustee or Trustees;
(d)

power to sanction any modification, alteration, abrogation, compromise, or arrangement of or in respect of the rights of the Noteholders against the Company, whether such rights shall arise under the provisions of this Indenture or otherwise;

(e)	power to sanction the exchange of the Notes for or the conversion of such Notes into shares, bonds, debentures or other securities of the Company or of any corporation or proposed corporation;
(f)	power to assent to any compromise or arrangement by the Company with any creditor, creditors or class or classes of creditors or with the holders of any shares or other securities of the Company;
(g)

power to authorize the Trustee, in the event of a curator or a liquidator being appointed, for and on behalf of the Noteholders, and in addition to any claim or Debt proved or made for its own account as Trustee under this Indenture, to file and prove a claim or Debt against the Company and its property for an amount equivalent to the aggregate amount which may be payable in respect of the Notes and to vote such claim or Debt at meetings of creditors and generally to act for and on behalf of the Noteholders in such proceedings as such resolution passed as an Extraordinary Resolution may provide;

(h)

power to restrain any Holder of any Notes from taking or instituting any suit, action or proceeding against the Company for the purpose of enforcing payment of the principal of and premium on, if any, or interest on, if any, such Notes or for the execution of any trust or power under this Indenture or for the appointment of a liquidator, receiver or receiver and manager, or trustee in bankruptcy, or to have the Company wound up or for any other remedy under this Indenture and to direct such Holder of any Notes to waive any default by the Company on which any suit or proceeding is founded;

(i)	power to direct any Person bringing any action, suit or proceeding and the Trustee to waive the default in respect of which such action, suit or other proceeding shall have been brought;
(j)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to

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direct the Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders which are exercisable by Extraordinary Resolution or Noteholders' Resolution by the Holders of Notes as shall be included in the resolution appointing the committee; and

(k)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders.

Section 11.3	Calling, Notice and Place of Meetings

(a)

At any time and from time to time, the Trustee may, and the Trustee shall on being served with a requisition as provided in paragraph (b) of this Section 11.3 signed on behalf of the Company or by Holders of Notes representing not less than twenty-five percent (25%) in principal amount of the Outstanding Notes and upon being indemnified to its reasonable satisfaction by the Company or by the Holders of Notes signing such requisition against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Holders of Notes for any purpose specified in Section 11.1 or Section 11.2. Such meeting shall be held at such time and at such place in the City of Winnipeg or such other city as the Trustee or the Company (or, as provided in Section 11.3(b) hereof, in case of its failure to act, as the Company or the Noteholders calling the meeting), shall determine. Notice of every meeting of Holders of Notes, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given to each Holder of Outstanding Notes in the manner provided in this Indenture not less than thirty (30) days prior to the date fixed for the meeting. A copy of such notice shall also be given, within the same time period in the manner provided in this Indenture, to the Trustee (unless the meeting has been called by it), and to the Company (unless the meeting has been called by it). It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give any notice to or non-receipt of any such notice by a Noteholder shall not invalidate any resolution passed at such meeting.

(b)

In case at any time the Company, pursuant to a Certified Resolution, or the Holders of at least twenty-five percent (25%) in principal amount of the Outstanding Notes shall have requested the Trustee to call a meeting of Holders of Notes for any purpose specified in Section 11.1 or Section 11.2, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee, upon being indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, shall not have either given the notice of such meeting or made the publication of the notice of such meeting within thirty (30) days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company, or the Holders of Outstanding Notes in the amount above specified, as the case may

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be, may determine the time and the place in the City of Winnipeg or such other city as the Company or such Holders may determine for such meeting and may call such meeting for such purposes by giving notice thereof as provided in (a) of this Section 11.3.

Section 11.4	Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Holders of Notes, a Person shall be (a) a Holder of one or more Outstanding Notes, or (b) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Notes by such Holder or Holders. Subject to Section 11.8, the only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 11.5	Quorum; Action

The Persons entitled to vote at least twenty-five percent (25%) (fifty percent (50%) for the purpose of an Extraordinary Resolution) in principal amount of the Outstanding Notes shall constitute a quorum. In the absence of a quorum within thirty (30) minutes of the time appointed for any such meeting, the meeting shall, if convened upon the requisition of Holders of Notes, be dissolved. In any other case the meeting may be adjourned for a period of not less than ten (10) days as determined by the chair of the meeting prior to the adjournment of such meeting. Notice of the reconvening of such adjourned meeting shall be given as provided in Section 11.3(a), except that such notice may be given not less than five (5) days prior to the date on which the meeting is scheduled to be reconvened. The quorum at such adjourned meeting shall be the Persons then present and entitled to vote thereat.

At a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid, any resolution and all matters (except where, pursuant to this Indenture, an Extraordinary Resolution is required) shall be effectively passed by a vote in favour thereof by the Persons entitled to vote at least fifty percent (50%) (at least sixty-six and two-thirds percent (66 2/3%) for the purpose of an Extraordinary Resolution) in principal amount of Outstanding Notes voting upon such resolution or matter.

Any resolution passed or decision taken at any meeting of Holders of Notes duly held in accordance with this Section shall be binding on all Holders of Notes, whether or not present or represented at the meeting.

Section 11.6	Determination of Voting Rights; Conduct and Adjournment of Meetings

(1)

Notwithstanding any other provisions of this Indenture, the Trustee and the Person nominated by the Trustee to act as chair of the meeting, or either of them, may make such reasonable regulations as it or such Person may deem advisable for any meeting or adjourned meeting of Holders of Notes with regard to proof of the holding of Notes and of the appointment of proxies and with regard to the appointment and duties of scrutineers, the submission and examination of proxies and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it or such Person shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of any Notes

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shall be proved in the manner specified in Section 11.9 and the appointment of any proxy shall be proved in the manner specified in said Section 11.9 or by having the signature of the Person executing the proxy witnessed or guaranteed by any trust company, bank, banker or other Person, wherever situated, acceptable to the Trustee. Such regulations may provide that written instruments appointing proxyholders, regular on their face, may be presumed valid and genuine without the proof specified in said Section 11.9 or other proof.

(2)

The Trustee shall, by an instrument in writing, appoint a chair of the meeting, unless the meeting shall have been called by the Company or by Holders of Notes as provided in Section 11.3(b), in which case the Company, or the Holders of Notes calling the meeting, as the case may be, shall in like manner appoint a chair.

(3)

At any meeting, each Holder of a Note, whether present in person or represented by proxy, shall be entitled to one vote for each $1,000 principal amount of Notes held by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note ruled by the chair of the meeting to be not Outstanding. The chair of the meeting shall have no right to vote, except as a Holder of a Note or as the proxy of a Holder of a Note.

(4)

Any meeting of Holders of Notes duly called pursuant to Section 11.3 at which a quorum is present may be adjourned from time to time by a resolution passed at such meeting and the meeting may be held as so adjourned without further notice.

Section 11.7	Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Holders of Notes shall be by written ballots on which shall be subscribed the signatures of the Holders of Notes or of their representatives by proxy and such other information as may be required by the regulations made for the meeting, provided however, that the vote upon any resolution involving matters of a purely procedural nature may, if required by the regulations made for the meeting, be by way of show of hands. The chair of the meeting shall appoint a secretary and may appoint a scrutineer or scrutineers to act at the meeting. A record of the proceedings of each meeting of Holders of Notes shall be prepared by the secretary of the meeting and there shall be attached to any record any report of the scrutineers and any affidavit by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 11.3 and, if applicable, Section 11.5. Each copy shall be verified by the affidavits of the chair and secretary of the meeting and one such copy shall be delivered to the Company and another to the Trustee. Any record so verified shall be conclusive evidence of the matters therein stated.

Section 11.8	Serial Meetings

(1)	If the Company wishes to modify or eliminate any provisions of the Terms of any Series of Notes, whether at a meeting or pursuant to any action to be taken or power to be exercised by instrument in writing, by resolution, or otherwise, or if, in the opinion of the Trustee, the business to be transacted at any meeting especially affects the rights of the Holders of any Series of Notes in a manner or to an extent

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substantially differing from that in or to which the rights of the Holders of any other Series thereof are affected (as to which an opinion of Counsel shall be binding on all Noteholders, the Trustee and the Company for all purposes of this Indenture), then:

	(a)	reference to such fact, indicating each Series so especially affected, shall be made in the notice of the meeting and the meeting shall be referred to as a “Serial Meeting”; and
(b)

the Holders of Notes of a Series so especially affected shall not be bound by any action taken at a Serial Meeting or by instrument in writing unless in addition to compliance with the other provisions of this Article 11:

		(i)	at such Serial Meeting:
(A)

there are present in person or by proxy Holders of at least twenty-five percent (25%) (or fifty percent (50%) for the purpose of an Extraordinary Resolution) in principal amount of the Outstanding Notes of such Series, subject to the provisions of this Article as to adjourned meetings; and

(B)

the resolution is passed by the favourable votes of the Holders of at least fifty percent (50%) (or sixty-six and two-thirds percent (66 2/3%) in the case of an Extraordinary Resolution) in principal amount of the Outstanding Notes of such Series voted on the resolution; or

(ii)

in the case of action taken or power exercised by instrument in writing, such instrument is signed in one or more counterparts by the Holders of at least fifty percent (50%) (or such other percentage as may otherwise be required in this Indenture) in principal amount of the Outstanding Notes of such Series.

(2)

If, in the opinion of Counsel, any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing, does not adversely affect the rights of the Holders of Notes of one or more particular Series in any material respect, or the provisions of the Terms of a Series of Notes are not proposed to be modified or eliminated, the provisions of this Section shall apply as if the Notes of such Series were not Outstanding and no notice of any such meeting needs to be given to the Holders of Notes of such Series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular Series are Outstanding shall be deemed not to adversely affect the rights of the Holders of Notes of any other Series.

(3)	A proposal

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(a)	to extend the Maturity of Notes of any particular Series or reduce the principal amount of such Notes or the rate of interest or redemption premium on such Notes,
(b)	to modify or terminate any covenant or agreement which, by its terms, is effective only so long as Notes of a particular Series are Outstanding,
(c)

to reduce, with respect to Holders of Notes of any particular Series, any percentage stated in Section 11.5, in this Section 11.8, or in the definitions of Noteholders' Resolution or Extraordinary Resolution, or

(d)

to change the currency in which the principal of, premium on, if any, or interest on, if any, Notes of a particular Series is payable to another currency or a unit account defined in terms of the currency of two or more countries, shall be deemed to especially affect the rights of the Holders of Notes of such Series in a manner substantially differing from that in which it affects the rights of Holders of Notes of any other Series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Notes of any or all other Series.

Section 11.9	Noteholders' Resolutions

(1)

Unless otherwise specified herein, any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of Notes (or Holders of a particular Series of Notes, as the case may be) may be given or taken by (i) one or more instruments of substantially similar tenor signed by the Holders, in person or by agents duly appointed in writing, of not less than fifty percent (50%) in principal amount of Outstanding Notes (sixty-six and two-thirds percent (66 2/3%) for the purpose of an Extraordinary Resolution) or (ii) a resolution duly adopted by the Holders at a meeting thereof duly called and held in accordance with the provisions of this Article 11. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or resolution are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments and resolution (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Noteholders' Resolution” of the Holders of Notes signing such instrument or instruments or so voting on such resolution. Proof of the due adoption of any such resolution by the appropriate percentage of Holders of Notes at a meeting thereof shall be sufficient for any purpose of this Indenture if such resolution forms part of and its due adoption by such appropriate percentage is evident from the record of such meeting prepared, signed and verified in the manner provided in Section 11.7.

(2)	The holding of Notes shall be proved by the Central Note Register.
(3)

Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the transfer thereof or in exchange

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therefore or in lieu thereof in respect of anything done or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

ARTICLE 12
NOTICES

Section 12.1	Notices to Company

Any notice required or permitted to be given to the Company under this Indenture shall be in writing and shall be valid and effective if delivered or sent by facsimile transmission (with receipt confirmed), to the Company, at:

Manitoba Telecom Services Inc.
333 Main Street
Winnipeg, Manitoba
R3C 3V6

Attention: Corporate Secretary
Facsimile No.: (204) 786-4514

With a copy to:
Attention: Chief Financial Officer
Facsimile No.: (204) 774-1918

and such notice shall be deemed to have been received, where given by delivery, on the day of delivery, and, where sent by electronic communication or facsimile transmission, on the day of communication or transmittal of such notice if given before 4:00 p.m. (local time in the place of delivery or receipt) on a Business Day and on the next succeeding Business Day if not communicated or transmitted on a Business Day or after 4:00 p.m. (local time) on a Business Day. The Company may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Company for all purposes of this Indenture.

Section 12.2	Notices to Noteholders

Unless otherwise expressly provided in this Indenture, any notice to Noteholders under the provisions hereof shall be valid and effective if in the case of Holders of registered Notes or a Global Note, it is delivered, sent by electronic communication, facsimile transmission or mailed postage prepaid, addressed to such Noteholders, at their addresses , facsimile numbers or electronic communication numbers, if any, appearing on the Central Note Register and shall be deemed to have been received at the time of delivery or sending by electronic communication or on the fifth Business Day after mailing. Any notice made by delivery or sent by electronic communication on a day other than a Business Day, or after 4:00 p.m. (Winnipeg time) on a Business Day, shall be deemed to be received on the next following Business Day. All notices to joint Holders of any Notes may be given to whichever one of the holders thereof is named first in the Note Registers, and any notice so given shall be sufficient notice to all Holders of such Note. In the event of a postal disruption, notice to Noteholders shall be given or sent by other appropriate means. Any notice to the

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Noteholders which are not registered Notes shall be valid and effective and deemed to have been received by all such holders if published once in an Authorized Newspaper at a place at which Note Registers in respect of such Notes are required to be kept.

Section 12.3	Notice to Trustee

Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered by personal delivery or made by registered delivery, postage prepaid, to Computershare Trust Company of Canada, 600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8, Attention: Manager, Corporate Trust, or if sent by facsimile transmission (with receipt confirmed) to Computershare Trust Company of Canada, at (403) 267-6598, shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Any notice given by registered letter shall be deemed to have been given on the day five Business Days after the date of mailing. The Trustee may from time to time notify the Company of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

Section 12.4	When Publication Not Required

If at any time a notice is required by this Indenture to be published in a particular city and no Authorized Newspaper is then being published and circulated on a daily basis in that city, the Company shall not be required to publish such notice in that city.

Section 12.5	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee or the Company would be unlikely to reach its destination in a timely manner, such notice may be given by any method as shall be satisfactory to the Trustee and this shall be deemed to be a sufficient giving of such notice and valid and effective for the purposes of this Indenture.

Section 12.6	Waiver of Notice

Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE 13
THE TRUSTEE

Section 13.1	Certain Duties and Responsibilities

(1)	The Trustee shall in the exercise of such of the rights and powers vested in it by, and in the performance of its duties under, this Indenture, act honestly and in good faith with a view to the best interests of the Holders of the Notes, shall exercise the care, diligence and skill of a reasonably prudent trustee and shall comply with applicable

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laws governing the actions and establishing the duties and standard of care of trustees generally.
(2)

The Trustee shall not be liable for any act, or omission or failure in the exercise of such rights or powers or in the performance of such duties if in doing so it has relied in good faith upon statements contained in any Certified Resolution, Company Request, Company Order, Officer's Certificate, opinion of Counsel or in any other statutory declaration, certificate, opinion or report that complies with this Indenture or with applicable law.

(3)

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own gross negligence, wilful misconduct or bad faith, except that, subject to any applicable provision of law:

	(a)	this subsection shall not be construed to limit the effect of subsections (1) and (2) of this Section;
(b)

the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the directions set forth in an Extraordinary Resolution relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising or refraining from the exercise of any trust or power conferred upon the Trustee, under this Indenture; and

(c)

no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.

Whether or not herein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

(4)

For greater certainty, it is acknowledged and agreed that the Trustee shall not, acting either as Trustee or Paying Agent, be responsible for any withholding tax obligations which may apply in connection with the Notes. It is further acknowledged and agreed that any withholding tax obligations arising in connection with Global Notes, to the extent applicable, will be performed by or on behalf of the Depository or its Participants, in accordance with the Depository's customary practices and procedures.

Section 13.2	Certain Rights of Trustee

Except as otherwise provided in Section 13.1 or as may be required by applicable law:

(a)	the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other

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paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
(b)

any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Directors may be sufficiently evidenced by a Certified Resolution;

(c)

whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

(d)

the Trustee may consult with counsel and the written advice of such counsel or any opinion of such counsel or of Counsel for the Company shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e)

the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Notes pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f)

the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g)

the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and

(h)

the Trustee may employ or retain and act on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Company, or otherwise, and shall not be liable for acting in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid.

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Section 13.3	Not Responsible for Recitals or Issuance of Notes

The recitals contained herein and in the Notes (other than the description of the Trustee, the Registrar's certificate of authentication (if the Trustee acts as Registrar) and all references to and descriptions of the Depository and the Depository System) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes or as to the accuracy of the descriptions of the Depository and the Depository System. The Trustee shall not be accountable for the use or application by the Company of Notes or the proceeds thereof.

Section 13.4	May Hold Notes

The Trustee, any Paying Agent, any Registrar or any other agent of the Company may, in its own right or in any other capacity, become the owner or pledgee of Notes and may, subject to the provision of any law which may at the time be applicable, otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Registrar or such other agent.

Subject to the provisions of any law which may at the time be applicable, the Trustee may act as trustee under or as any other party to any indenture or agreement to which the Company may be a party or in which the Company may have an interest in the same manner as if it were not Trustee hereunder.

Section 13.5	Money Held in Trust

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law or by the Company. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

Section 13.6	Compensation and Reimbursement

The Company agrees:
(a)

to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b)

to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents, consultants and counsel); and

(c)

to indemnify and save harmless the Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses ( including legal fees and disbursements on a solicitor and client basis), claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or

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arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, willful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee.

Section 13.7	Disqualification; Conflicting Interests

(1)	The Trustee represents and warrants that it is not aware of any material conflict of interest between its role as Trustee hereunder and its role in any other capacity.
(2)

The Trustee shall, within ninety (90) days after it becomes aware that any material conflict exists between its role as Trustee hereunder and its role in any other capacity, either eliminate such conflict of interest or resign in the manner and with the effect specified in this Article.

Section 13.8	Corporate Trustee Required; Eligibility

There shall at all times be a Trustee hereunder which shall be a corporation incorporated under the laws of Canada or a Province thereof and authorized to carry on the business of a trust company in the Provinces of Canada (or such provinces as the Company may specify) and having a combined capital and surplus of at least five million dollars ($5,000,000), and having an office in such city or cities as the Company may specify). If such corporation publishes financial statements at least annually, the combined capital and surplus of such corporation, for the purposes of this Section, shall be deemed to be its combined capital and surplus as set forth in its most recent financial statements so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Article.

Section 13.9	Resignation and Removal; Appointment of Successor

(1)

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company not less than three (3) months' notice in writing or such shorter notice as the Company may accept as sufficient.

(2)	The Trustee may be removed at any time by an Extraordinary Resolution delivered to the Trustee and to the Company.
(3)	If at any time:
(a)

the Trustee shall fail to comply with Section 13.7(2) after written request therefor by the Company (in the form of a Company Request) or by any Noteholder who has been a bona fide Holder of a Note for at least six (6) months; or

(b) the Trustee shall cease to be eligible under Section 13.8 and shall fail to resign after written request therefor by the Company (in the form of a Company Request) or by any such Noteholder; or

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(c)

the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, (A) the Company by a Certified Resolution may remove the Trustee, or (B) subject to Section 8.13, any Noteholder who has been a bona fide Holder of a Note for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(d)

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Certified Resolution, shall promptly appoint a successor Trustee who shall comply with the applicable provisions of Section 13.10. If, within twelve (12) months after such resignation, removal or incapability, or the occurrences of such vacancy, a successor Trustee shall be appointed by an Extraordinary Resolution delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable provisions of Section 13.10, become the successor Trustee and supersede any successor Trustee appointed by the Company. If no successor Trustee shall have been appointed by the Company or the Noteholders and accepted appointment in the manner required by Section 13.10, any Noteholder who has been a bona fide Holder of a Note for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of the successor Trustee.

(e)

The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to the Noteholders in accordance with Section 12.2 and each such notice shall include the name and address of the offices of the successor Trustee in the City of Winnipeg and in such other city or cities as the Company may specify.

Section 13.10	Acceptance of Appointment by Successor

Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company (in the form of a Company Request) or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor

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Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers, and trusts.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 13.11	Merger or Consolidation

Any corporation into which the Trustee may be amalgamated, merged or consolidated or any corporation resulting from any amalgamation, merger or consolidation to which the Trustee shall be a party, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by amalgamation, merger or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

Section 13.12	Acceptance of Trust

The Trustee named herein hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth in trust for the various Persons who shall from time to time be Noteholders, subject to all the terms and conditions herein set forth.

Section 13.13	Additional Representations and Warranties of the Trustee

The Trustee further represents and warrants to the Company that:

(a)

at the date of execution and delivery by it of this Indenture, it is qualified to act as Trustee hereunder in accordance with provisions hereof but if, notwithstanding the provisions of this Section 13.13, it ceases to be qualified to act as trustee hereunder in accordance with Section 13.9, the validity and enforceability of this Indenture and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days either become so qualified or resign in the manner and with the effect specified in Section 13.9.

(b)

it is a trust company validly existing under the laws of its jurisdiction of incorporation and is authorized to do business in each jurisdiction where it is required to be so authorized in order to perform the obligations of the Trustee hereunder;

(c)

it has full power, authority and right to execute and deliver and perform its obligations under this Indenture and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture;

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(d)	this Indenture has been duly executed and delivered by it and constitutes a valid and binding obligation of the Trustee enforceable against it in accordance with its terms;
(e)	it is in compliance with all requirements of the Trust Indenture Legislation in connection with this Indenture and acting as Trustee hereunder; and
(f)	it is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

Section 13.14	Third Party Interests

The Company hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

Section 13.15	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. The Trustee will provide notice to the Company describing the circumstances of such non-compliance. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it will have the right to resign on 30 days' written notice to the Company, or such shorter notice as the Company may accept, provided that (i) the Trustee's written notice will describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee's satisfaction within such 30 day period, then such resignation will not be effective. Any resignation of the Trustee pursuant to this Section 13.15 will be governed by the provisions set forth in Section 13.9 and Section 13.10 and will become effective only upon the appointment of a replacement trustee in accordance therewith.

ARTICLE 14
SUPPLEMENTAL INDENTURES

Section 14.1	Execution of Supplemental Indentures

The Company, when authorized by a Certified Resolution, and the Trustee, at any time and from time to time, may, subject to the provisions of these presents, and they shall, when so directed by these presents, enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a)	for the benefit of the Holders of the Notes, to provide for any additional covenants, Events of Default or other obligations of the Company or any

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security for or guarantee of the Notes or to surrender any right or power herein conferred upon the Company; or
(b)

to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided such action pursuant to this paragraph (b) shall not, in the opinion of counsel to the Trustee, adversely affect the rights of the Holders of the Notes in any material respect; or

(c)

to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under any applicable law of Canada or of any Province or Territory thereof heretofore or hereafter enacted; or

(d)

to make any additions to, deletions from or alterations of, the provisions of this Indenture which the Company may deem necessary or advisable, in order to facilitate the sale of the Notes and which, in the opinion of counsel to the Trustee, do not adversely affect the rights of the Holders of the Notes, or any Series thereof then Outstanding in any material respect, including, without limiting the generality of the foregoing, such additions, deletions and alterations, including provision for the appointment of an additional Trustee or a co-Trustee in any jurisdiction, as would be required to comply with the provisions relating to trust indentures contained in The Corporations Act (Manitoba), securities acts or similar legislation in any jurisdiction in which the Company may desire to sell the Notes; or

(e)	as required by the provisions of Section 10.1(b); or
(f)	to give effect to any Extraordinary Resolution; or
(g)

to make any addition to, or modify, amend or eliminate any of the terms of, this Indenture which, in the opinion of Counsel, is necessary or advisable in order to incorporate, reflect or comply with any applicable law or requirement of any governmental authority, the provisions of which apply to the Company, the Trustee or this Indenture; or

(h)

to add to or alter the provisions hereof in respect of the registration and transfer of Notes, to make provision for the issue of Notes in forms or denominations other than those herein provided for and for the exchange of Notes of different forms and denominations, and to make any modifications in the forms of the Notes which, in the opinion of the Trustee, do not affect the substance thereof; or

(i)

to make any additions to, deletions from and alterations of the provisions of this Indenture which the Company may deem necessary or advisable, to permit, when deemed appropriate by the Company and the Trustee, Global

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Notes issued to the Depository to be delivered to the Trustee for an electronic position on the Registers provided that the Holders shall be entitled to substantially the same benefits thereupon as prior to such delivery; or

(j)

for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of counsel to the Trustee, the rights of the Trustee or of the Holders of the Notes are not adversely affected in any material respects.

Section 14.2	Correction of Manifest Errors

The Company and the Trustee may, without the consent or concurrence of the Holders of the Notes, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which the Trustee shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omission or mistake or manifest error contained herein, or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Holders of the Notes are in no way prejudiced thereby.

Section 14.3	Rights of Trustee Upon Execution of Supplemental Indentures

In executing, or accepting the additional trusts and obligations created by any supplemental indenture permitted by this Article 14 or the modifications thereby of the trusts and obligations created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 13.1) shall be fully protected in relying upon, an opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 14.4	Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 14, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 14.5	Reference in Notes to Supplemental Indentures

Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall, if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine by Certified Resolution, new Notes so modified as to conform, in the opinion of the Trustee, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Notes.

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ARTICLE 15
IMMUNITY OF OFFICERS, DIRECTORS, SHAREHOLDERS AND EMPLOYEES

Section 15.1	Immunity of Officers, Directors, Shareholders, and Employees

No shareholder, director, officer or employee, as such, of the Company shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. The Noteholders and the Trustee hereby irrevocably waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer or employee of the Company or of any successor for the payment of the principal of or premium or interest on any of the Notes or in respect of any covenant, agreement, representation or warranty by the Company.

ARTICLE 16
EXECUTION AND FORMAL DATE

Section 16.1	Counterparts

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 16.2	Formal Date

This Indenture may be referred to as bearing the formal date of August 10, 2011 irrespective of the actual date of execution hereof.

[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

MANITOBA TELECOM SERVICES INC.
Per:	(Signed) “Pierre J. Blouin”
Chief Executive Officer
Per:	(Signed) “Wayne S. Demkey”
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(Signed) “Karen Biscope”
Authorized Signing Officer
Per:	(Signed) “Laura Leong”
Authorized Signing Officer

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SCHEDULE “A”
FORM OF MEDIUM TERM NOTE

Certificate No. ●	MANITOBA TELECOM SERVICES INC.	Principal amount/Currency
	(incorporated under the laws of Manitoba)	CUSIP No. ●
Issue Date: ●		Maturity Date: ●
●% MEDIUM TERM NOTE (SERIES ●), DUE ●

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MANITOBA TELECOM SERVICES INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.]

MANITOBA TELECOM SERVICES INC., for value received, promises to pay to the order of [Registered Holder] on the Maturity Date (or on such earlier date as the principal sum of this Note may become payable in accordance with the terms of the Indenture) the principal sum of [amount/currency] (together with such further sum, if any, as may be payable by way of premium) upon presentation and surrender of this Note at the principal office of the Registrar in the City of Calgary or the City of Toronto, or at any other place as may be designated from time to time by Manitoba Telecom Services Inc., and, if applicable, to pay interest (less any tax required to be deducted) on the principal amount of this Note in accordance with and subject to the following terms:

Interest rate per annum (if applicable): ● Interest payment dates (if applicable): ● Other features: ●

IN WITNESS WHEREOF Manitoba Telecom Services Inc. has caused this Note to be executed by its duly authorized officers and dated as of its date of issue.

MANITOBA TELECOM SERVICES INC.

Authorized Officer	Authorized Officer

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(Reverse)

This Note is subject to a trust indenture dated as of August 10, 2011 (which indenture, together with all indentures supplemental thereto, is herein referred to as the “Indenture”) made between Manitoba Telecom Services Inc. (the “Company”) and Computershare Trust Company of Canada, as Trustee (herein called the “Trustee”), to which Indenture reference is expressly made for a statement of the respective rights thereunder of the Holders of Medium Term Notes (“Notes”), the Trustee and the Company and of the terms and conditions upon which the Notes are, and are to be, authenticated and delivered, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the holder of Notes by acceptance hereof assents. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

The Notes are direct, unsecured obligations of the Company and rank equally and ratably without any preference amongst themselves and with all other present and future unsecured and unsubordinated indebtedness of the Company, subject to exceptions prescribed by statute and except as to any sinking fund which pertains exclusively to any particular future issue of debt securities.

Each Note shall bear interest from and including the later of (i) its date of issue, and (ii) the last date on which an instalment of interest is due and payable. Interest for any period less than six months shall be computed on the basis of a year of 365 days. Whenever interest is computed on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

Subject to accrual of any interest or unpaid interest from time to time, interest on each Note shall cease to accrue from (and including) the earlier of the Maturity Date and, if such Note is called for redemption, the date fixed for the redemption of such Note (the “Redemption Date”), unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused.

If the date for payment of any amount of interest, principal [or premium] in respect of a Note is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Note shall not be entitled to any additional interest or other payment in respect of the delay.

[This Note is redeemable by the Company, at its option, by providing not more than thirty (30) days and not less than ten (10) days advance notice to its Holder. If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee from the outstanding Notes not previously called for redemption [on a pro rata basis] by such method as it shall deem equitable. On or prior to any Redemption Date, the Company

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shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the price at which the Notes are to be redeemed on such Redemption Date.]

At any time and from time to time, the Company may, at its option, purchase Notes in the market or by tender or by private contract at such price or prices and upon such terms and conditions as the Company in its absolute discretion may determine. Any Subsidiary of the Company may purchase Notes subject to applicable law.

If an Event of Default occurs and is continuing, then and in every such case the Trustee may, in its discretion and shall, if so requested by the Holders of not less than twenty-five percent (25%) in principal amount of outstanding Notes, declare the principal of all the Notes to be due and payable immediately, by a notice in writing to the Company and upon any such declaration such principal shall become immediately due and payable.

The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes whether or not this Note be overdue.

This Note shall not become valid or obligatory for any purpose until it shall have been authenticated by or on behalf of the Registrar appointed pursuant to the Indenture.

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REGISTRAR'S AUTHENTICATION

Authenticated for and on behalf of Manitoba Telecom Services Inc.

Date of authentication:

[Name of Registrar]

REGISTRAR

By:______________________
Authorized Signing Officer

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FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________, whose address and social insurance number, if applicable are set forth below, this Note (or $______________________ principal amount hereof*) of Manitoba Telecom Services Inc. standing in the name(s) of the undersigned in the register maintained by the Company with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated: ___________________________________________________________________________

Address of Transferee:	___________________________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ___________________________________________________________________________

*If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED.”

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable I respect of the transfer of this Note.

Signature of Guarantor: _________________________________ Authorized Officer	__________________________________________ Signature of transferring registered holder
_________________________________ Name of Institution

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